   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1996
                                                     REGISTRATION NO. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _____________________
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             _____________________
                               U.S. RENTALS, INC.
               (Exact name of registrant as specified in charter)

           DELAWARE                               7353                94-3061974
(State or other jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)       Classification Code Number)      (Identification No.)

                         1581 CUMMINS DRIVE, SUITE 155
                           MODESTO, CALIFORNIA  95358
                                 (209) 544-9000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                JOHN S. MCKINNEY
                         1581 CUMMINS DRIVE, SUITE 155
                           MODESTO, CALIFORNIA  95358
                                 (209) 544-9000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
         KENT V. GRAHAM, ESQ.                        BRYANT B. EDWARDS, ESQ.
        O'MELVENY & MYERS LLP                           LATHAM & WATKINS
  1999 AVENUE OF THE STARS, SUITE 700          633 WEST FIFTH STREET, SUITE 4000
     LOS ANGELES, CALIFORNIA  90067             LOS ANGELES, CALIFORNIA  90071
            (310) 246-6820                               (213) 485-1234

                              ____________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                              ____________________

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                 PROPOSED              PROPOSED MAXIMUM             AMOUNT OF
   TITLE OF EACH CLASS OF       AMOUNT TO BE REGISTERED          OFFERING                  AGGREGATE             REGISTRATION FEE
 SECURITIES TO BE REGISTERED                                    PRICE PER              OFFERING PRICE(1)
                                                                  SHARE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share                ________ Shares                 $________                $207,000,000                $62,728
===================================================================================================================================

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
                      ___________________________________

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains a Prospectus relating to a public
offering in the United States (the "U.S. Offering") of an aggregate of [   ]
shares of Common Stock of U.S. Rentals, Inc. ([     ] shares if the
Underwriters' over-allotment option is exercised in full) (the "Common Stock"), together with separate Prospectus pages relating to a concurrent offering
outside the United States of an aggregate of [    ] shares of Common Stock (the
"International Offering"). The complete Prospectus for the U.S. Offering follows immediately. After such Prospectus are the following alternate pages for the International Offering: a front cover page, a "Certain United States Federal Tax Consequences to Non-United States Holders of Common Stock" section and a back cover page. All other pages of the Prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED DECEMBER 13, 1996
PROSPECTUS
         , 1997
                              ____________ SHARES

                           [U.S. RENTALS, INC. LOGO]
                                  COMMON STOCK

     All of the _______ shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by U.S. Rentals, Inc. ("U.S. Rentals" or the "Company"). Of the ______ shares of Common Stock offered by the Company, _______ shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and _______ shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

     Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $_____ and $_____ per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "USR."


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                   PRICE           UNDERWRITING      PROCEEDS
                                   TO THE         DISCOUNTS AND       TO THE
                                   PUBLIC         COMMISSIONS(1)    COMPANY(2)
--------------------------------------------------------------------------------

Per Share .......................     $             $                  $

Total(3) ........................  $             $                  $
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several U.S. Underwriters and International Managers (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)   Before deducting expenses payable by the Company, estimated at
      $___________.
(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to ____________ additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and
      Proceeds to the Company will be $            , $             and
      $            , respectively.  See "Underwriting."

          The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share certificates will be made in New York, New York, on or about ____________, 1997.

      DONALDSON, LUFKIN & JENRETTE
            SECURITIES CORPORATION
                            MERRILL LYNCH & CO.
                                          SALOMON BROTHERS INC

IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



                                   [Graphics]

                               PROSPECTUS SUMMARY

          The following summary information is qualified in its entirety by the more detailed information, including "Risk Factors" and the Combined Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the Offering Related Transactions described below, (ii) assumes no exercise of the over-allotment option granted to the U.S. Underwriters as described in "Underwriting" and (iii) assumes an initial public offering price of $_______ per share of Common Stock of the Company (the "Common Stock"), the midpoint of the offering price range set forth on the cover of this Prospectus. Unless otherwise indicated, all references to the "Company" and "U.S. Rentals" refer to U.S. Rentals, Inc. and its predecessor (the "Predecessor"). See "Offering Related Transactions."

                                  THE COMPANY

          U.S. Rentals is the second largest equipment rental company in the United States based on 1995 rental revenues. The Company currently operates 78 equipment rental yards ("Profit Centers") in 11 states and generates more than 100,000 rental contracts per month from a diverse base of approximately 200,000 active customers including commercial and residential construction, industrial and homeowner customers. U.S. Rentals owns more than 60,000 pieces of rental equipment, comprised of approximately 600 equipment types, including aerial work platforms, forklifts, paving and concrete equipment, compaction equipment, air compressors, hand tools and plumbing, landscaping and gardening equipment. Management believes that the Company's fleet, which had a weighted average age of approximately 28 months and an original equipment cost of approximately $360 million at September 30, 1996, is one of the most comprehensive and well-maintained equipment rental fleets in the industry. U.S. Rentals also sells new equipment manufactured by nationally known companies, used equipment from its rental fleet, and rental-related merchandise, parts and supplies.

          The Company's strategic objective is to continue to grow profitably in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. U.S. Rentals continually evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. The Company has grown internally through the expansion of its equipment fleet at existing locations and through the integration of 25 start-up and acquired equipment rental yards since January 1992. As a result of the Company's strategy, total revenues increased to $242.8 million in 1995 from $120.2 million in 1992, a compound annual growth rate of 26.4%. During the same period, operating income before non-rental depreciation increased to $43.5 million from $11.7 million, a compound annual growth rate of 55.0%. U.S. Rentals has been profitable in every year since 1984.

          U.S. Rentals attributes its leadership position in the equipment rental industry primarily to its innovative operating philosophy, which is based upon a decentralized management structure, a unique profit sharing program available to all levels of employees, a strong emphasis on personalized customer service, and maintenance of one of the most comprehensive and modern rental fleets of brand name equipment in the industry. The Company's bottoms-up management structure allows each Profit Center manager to tailor the equipment fleet to the local market, make equipment fleet purchases and sales, and pricing and staffing decisions. Corporate headquarters coordinates equipment purchases and supports Profit Center managers by providing capital, accounting, internal audit, risk management and other services to each Profit Center. The Company's unique incentive-based profit sharing program does not limit employee compensation. This program motivates Profit Center managers to act as entrepreneurs, to purchase only equipment that can be profitably deployed, to sell rental equipment from the fleet as maintenance costs increase or as rental demand for such equipment decreases and to minimize operating expenses. In 1995, employees earned approximately $9 million of profit sharing compensation, with managers of profitable locations earning on average approximately 110% of their base salaries. Management believes that its innovative operating and compensation philosophy significantly contributed to same Profit Center revenue growth of 23.5% and 20.0% in 1994 and 1995, respectively.

                                   INDUSTRY

          The equipment rental industry serves a wide variety of commercial and residential construction, industrial and homeowner customers. Equipment available for rent ranges from small hand tools costing less than $100 to large earth-moving equipment costing over $200,000. According to a survey conducted for the Associated Equipment Distributors ("AED"), an industry trade association, the United States equipment rental industry has grown from approximately $610 million in annual revenues in 1982 to an estimated $15 billion in annual revenues in 1995, a compound annual growth rate of approximately 28%. Management believes that this growth reflects, in part, increased outsourcing trends by commercial and industrial construction customers that increasingly seek to reduce their capital invested in equipment and to reduce the costs associated with maintaining and servicing such equipment.
While equipment users traditionally have rented equipment for specific purposes, such as supplementing capacity during peak periods and in connection with special projects, the convenience and cost-saving factors of utilizing rental equipment have encouraged customers to look to suppliers such as the Company as ongoing, comprehensive sources of equipment. Management believes that demand for rental equipment by the commercial and industrial segments will continue to increase as these customers continue to outsource non-core operations. A 1995 survey conducted by The CIT Group showed that commercial construction contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996, from less than 5% in 1994.

          The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses serving discrete local markets and a small number of multi-yard regional and multi-regional operators. Management believes that an estimated 85% of the approximately 20,000 equipment rental operators in the United States have fewer than five locations and, therefore, believes the equipment rental industry offers substantial consolidation opportunities for large, well-capitalized rental companies such as U.S. Rentals. Relative to smaller competitors, multi-regional operators such as the Company benefit from several competitive advantages, including access to capital, the ability to offer a broad range of modern equipment, purchasing power with equipment suppliers, sophisticated management information systems, national brand identity and the ability to service national accounts. In addition, multi-regional operators such as the Company are less sensitive to local economic downturns.

                               BUSINESS STRATEGY

          U.S. Rentals' strategic objective is to continue its profitable growth in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. U.S. Rentals continually evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. Primarily due to its entrepreneurial, decentralized organizational structure that focuses on bottoms-up management and an innovative profit-driven compensation program, the Company has been profitable each of the past 11 years. Specifically, U.S. Rentals' business strategy centers upon the following factors:

          Profitable Expansion. The Company strives to operate the most profitable equipment rental yards in each of its markets. Management believes U.S. Rentals is well positioned to be a leader in the consolidation of the highly fragmented equipment rental industry. Management believes that there are numerous attractive acquisition opportunities available and that its reputation, stability, access to capital, sophisticated management information systems and operating expertise provide competitive advantages in making acquisitions. These strengths allow U.S. Rentals to (i) quickly integrate acquired companies into its information systems and operating structure, (ii) realize synergies in the form of reduced overhead and lower costs through greater purchasing power and (iii) significantly enhance revenue by supplying acquired yards with additional equipment to optimize the mix of rental equipment and modernize the fleet. In addition, the Company will open new rental yards when a suitable business is not available for acquisition on favorable terms. Pursuant to this strategy, U.S. Rentals has acquired 13 rental yards and has opened 12 start-up rental yards since January 1, 1992.

          Market Leadership. Management estimates that U.S. Rentals has a leading market position in most of the markets in which its Profit Centers have been open for more than one year. The Company has been able to create this leadership position by capitalizing on its substantial competitive advantages, which include offering personalized customer service, flexible rental terms, seven-days-a-week operating hours and a diverse and modern equipment rental fleet specifically tailored to the needs of local customers. Further, U.S. Rentals' historical strength has been in small and medium-sized markets that the Company believes are not well served by its competition.

          Extensive Customer Base. U.S. Rentals generates in excess of 100,000 customer contracts per month and has developed a diverse customer base that includes approximately 200,000 customers that have done business with the Company within the last six months. Historically, U.S. Rentals has served a large number of small and medium-sized customers, which the Company believes are not well served by its competition. The Company is also increasing its emphasis on multi-regional and national customers through its national accounts program. In addition to the Company's strong brand name recognition, comprehensive and modern equipment rental fleet, well-located rental yards and competitive pricing, management believes that the Company's customers value the convenience of U.S. Rentals Profit Centers' seven-days-a-week operating hours and flexible rental terms. Further, U.S. Rentals offers its customers "one-stop shopping" through the sale of rental-related merchandise, parts and supplies, sales of new and used equipment and maintenance and delivery services.

          Innovative, Decentralized Operating Philosophy. U.S. Rentals' decentralized operating philosophy encourages entrepreneurial behavior at each Profit Center and rewards managers and employees through a profit-driven incentive compensation program. Profit Center managers are given the necessary freedom and flexibility to operate their respective equipment rental yards to maximize profits. Each Profit Center manager is responsible for every aspect of a yard's operation, including establishing rental rates, selecting equipment and determining employee compensation. Managers and employees of profitable locations are rewarded by the Company's profit sharing program that is based on each location's operating income in excess of a pre-determined return on its net assets. In 1995, the Company's employees earned approximately $9 million in profit sharing compensation, with managers of profitable locations earning on average approximately 110% of their base salaries.

          Strong Internal Controls. U.S. Rentals balances its decentralized organizational structure and entrepreneurial operating philosophy with extensive systems and procedures to monitor and track the performance of each Profit Center. The Company's proprietary management information systems, including the Company's point-of-sale ("POS") system, allow management and Profit Center managers to review all aspects of each Profit Center's business and assist management in closely monitoring and quickly reacting to opportunities to increase profits at each Profit Center. These systems are used to open customer accounts, generate rental contracts, track equipment usage, report customer credit histories, compile accounts receivable aging reports and monitor monthly profitability. Seven internal auditors monitor and ensure adherence to the Company's well-established, disciplined and documented policies and procedures. In addition, six independent division credit offices review and approve all credit applications submitted to the Profit Centers. Management believes that the Company's strong internal controls and proprietary management information systems lower overall costs and increase profitability for the Company.

          Attracting, Motivating and Retaining the Best People in the Industry. Through its decentralized, entrepreneurial approach and innovative profit sharing program, the Company believes it has generally been able to attract, motivate and retain the most successful, experienced group of employees in the industry. Management believes U.S. Rentals' successful employees are more highly compensated than those of its competitors because of the Company's unique profit sharing program. As a result, the Company has had voluntary turnover of only two Profit Center managers during the past five years. In addition, U.S. Rentals' senior operating management, which has an average of 21 years of rental experience in the industry, is among the most experienced in the industry. William F. Berry, the Company's 44-year old President and Chief Executive Officer, has over 30 years of experience in the equipment rental business and has worked in virtually every operational capacity in the Company during his career.

          The Company was incorporated in Delaware in November 1987 but has not had operations prior to the Offerings. The Company's principal executive offices are located at 1581 Cummins Drive, Suite 155, Modesto, California 95358, and its telephone number is (209) 544-9000. See "Offering Related Transactions."

                                 THE OFFERINGS

Common Stock offered hereby:

     U.S. Offering .................................  ______________ shares

     International Offering ........................  ______________ shares

       Total........................................  ______________ shares

Common Stock to be outstanding after the Offerings..  ______________ shares/(a)/

Use of proceeds ....................................  The estimated net proceeds to the Company of $__ million from the Offerings will be
                                                      used to repay substantially all outstanding
                                                      indebtedness of the Company and for working
                                                      capital and general corporate purposes,
                                                      including possible future acquisitions. See
                                                      "Use of Proceeds."

Proposed New York Stock Exchange symbol ............  USR

____________________
(a) Excludes ________ shares reserved for future issuance under the Company's 1997 Performance Award Plan (the "1997 Plan"). See "Management - Employment Agreements" and "- 1997 Performance Award Plan."

                            SUMMARY FINANCIAL DATA


The following summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto, included elsewhere in this Prospectus. The financial data for each of the nine-month periods ended September 30, 1995 and 1996 are not necessarily indicative of the results which may be expected for any other interim period or for a full year.

                                                                                                           Nine Months
                                                   Year Ended December 31,                            Ended September 30,
                                         --------------------------------------------------       ------------------------------
                                                                                  Pro Forma        (unaudited)         Pro Forma
                                                                                As Adjusted(a)                       As Adjusted(a)
                                         1992       1993      1994      1995        1995          1995      1996         1996
                                         ----       ----      ----      ----        ----          ----      ----         ----
                                                           (dollars in thousands, except per share amounts)
Statement of Operations Data:
Total revenues......................... $120,172  $143,582  $187,758  $242,847    $242,847      $172,854  $216,462     $216,462
Gross profit...........................   27,213    36,129    55,151    74,975      74,975        52,083    57,798       57,798
Operating income.......................    8,638    12,686    23,786    38,022      38,697        28,291    28,326       28,784
Other income (expense), net............      782       (31)     (242)   (1,620)     (1,840)         (423)      342          (60)
Interest income (expense), net.........    1,219     1,236    (1,060)   (5,310)        127        (3,918)   (5,716)         (39)
Income before income taxes.............   10,639    13,891    22,484    31,092      36,984        23,950    22,952       28,685
Income taxes...........................      529       405       499       468      15,163           379       316       11,586
Net income.............................   10,110    13,486    21,985    30,624                    23,571    22,636
Pro forma net income(b)................    6,318     8,181    13,263    18,312      21,821        14,105    13,676       17,099
Pro forma net income per share.........

Balance Sheet Data (end of period):
Rental equipment, net.................. $ 49,326  $ 65,606  $112,563  $152,848                            $203,913     $203,913
Total assets...........................  102,085   125,390   187,525   245,184                             321,390      305,523
Total debt.............................   31,392    48,419    84,751   105,696                             176,008          500
Total stockholder's equity.............   51,739    48,608    57,951    83,077                              90,976      247,229

Selected Operating Data:
Profit Centers (end of period).........       58        58        66        73                        71        77
Gross equipment capital expenditures... $ 24,279  $ 42,892  $ 83,157  $ 88,861                  $ 63,859  $ 98,904
Same Profit Center revenue growth(c)...      2.6%     16.0%     23.5%     20.0%                     18.8%     17.4%

(a) Gives effect to (i) the Offering Related Transactions, (ii) the sale of ________ shares of Common Stock in the Offerings (assuming no exercise of the U.S. Underwriters' over-allotment option), at an assumed initial public offering price of $___ per share, (iii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from the Offerings, (iv) change from S corporation income tax expense to C corporation income tax expense and recording of the related deferred tax liabilities and (v) termination of deferred incentive compensation agreements with certain employees. See "Use of Proceeds," "Capitalization," "Offering Related Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

(b) The pro forma net income reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented. See "Offering Related Transactions."

(c) Same Profit Center revenue growth is calculated based on the change in total revenue of all Profit Centers open as of the beginning of the preceding fiscal year.

                                  RISK FACTORS

   In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock.

ECONOMIC CONDITIONS; GEOGRAPHICAL CONCENTRATION

   The Company believes that the equipment rental industry is sensitive to economic and competitive conditions, including national, regional and local changes in construction and industrial activity. Most of U.S. Rentals' revenues are derived from customers in industries that are cyclical in nature and subject to changes in general economic conditions. The Company's operating results may be adversely affected by events or conditions in a particular region, such as regional economic slowdowns, adverse weather and other factors. Although the Company operates in 11 states, the Company derived approximately 64.3% and 16.5% of its total revenues from its California and Texas locations, respectively, in 1995. Thus, a significant economic downturn in California or Texas may have a material adverse effect on the Company's operating results. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity. There can be no assurance that changes in economic conditions will not have a material adverse effect on the Company's operating results and financial condition.


COMPETITION

   The equipment rental industry is highly fragmented and very competitive. The Company's competitors include national and multi-regional companies, regional competitors that operate in a small number of states, small, independent businesses with a small number of local rental locations, and equipment vendors and dealers that both sell and rent equipment directly to customers. Certain of the Company's competitors may have greater financial resources, are more geographically diverse and have greater name recognition than the Company.
There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants. There can be no assurance that manufacturers of the equipment that the Company rents will not commence or increase their efforts to rent or sell such equipment directly to the Company's customers. In addition, to the extent existing or future competitors seek to gain or retain market share by reducing prices, the Company might be required to lower its prices, thereby affecting operating results. Existing or future competitors also may seek to compete with the Company for acquisition candidates, which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In addition, such competitors may also compete with the Company for start-up locations, thereby limiting the number of attractive locations for expansion. See "Business - Competition."


RISKS RELATING TO GROWTH

   A principal component of the Company's strategy is to continue to grow profitably in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. The Company's future growth will be dependent upon a number of factors including the Company's ability to identify acceptable acquisition candidates and suitable start-up locations, consummate acquisitions and obtain sites for start-up locations on favorable terms, successfully integrate acquired businesses and start-up locations with the Company's existing operations, expand its customer base at existing and acquired locations and obtain financing to support expansion. Historically, the Company's acquired businesses and start-up locations generally have not been profitable until after their first year of operations and there can be no assurance that future acquired businesses and start-up locations will become profitable within their first several years of operations, if at all, or achieve the results anticipated by the Company. There can be no assurance that the Company will successfully expand or that any expansion will result in profitability. The failure to identify, evaluate and integrate acquired businesses and start-up locations effectively could adversely affect the Company's operating results, possibly causing adverse effects on the market price of the Common Stock. In addition, the results achieved to date by the Company may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company's current markets. Further, the Company's emphasis on long-term business strategy may result in reduced profitability in the short-term, and there can be no assurance that its long-term strategy will result in increased profitability.

   As a result of acquisitions and the opening of start-up locations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems, and the geographic area of its operations.
This growth will increase the operating complexity of the Company and the level of responsibility for both existing and new management personnel. To manage this expected growth, the Company intends to invest further in its operating and financial systems and to continue to expand, train and manage its employee base. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company's current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain such employees and to improve such systems and controls will be sufficient. See "Business - Business Strategy."


DEPENDENCE ON KEY PERSONNEL

   The Company's future performance and development will depend to a great extent on the efforts and abilities of certain members of senior management, particularly William F. Berry, President and Chief Executive Officer, and John
S. McKinney, Vice President - Finance and Chief Financial Officer. The loss of service of one or more members of senior management could have a material adverse effect on the Company's business. The Company uses several methods to retain key employees, including employment agreements with Messrs. Berry and McKinney. The Company's ongoing success also will depend on its continuing ability to attract, train and retain skilled personnel in all areas of its business. See "Management."


CONTROL BY PRINCIPAL STOCKHOLDER

   Upon consummation of the Offerings, Richard D. Colburn (the "Principal Stockholder") will beneficially own approximately ___% of the outstanding Common Stock (___% if the U.S. Underwriters' over-allotment option is exercised in full), and will have the same percentage of the overall voting power of the Company. Accordingly, he will be able to elect all of the directors and exercise significant control over the business, policies and affairs of the Company. Similarly, he will be in a position to prevent a takeover of the Company by one or more third parties, or sell or otherwise transfer his stock to a third party, which could deprive the Company's stockholders of a control premium that might otherwise be realized by them in connection with an acquisition of the Company. See "Principal Stockholders."


SEASONALITY AND QUARTERLY FLUCTUATIONS

   The Company's revenues and operating results historically have fluctuated from quarter to quarter, and the Company expects them to continue to do so in the future. These fluctuations have been and will be caused by a number of factors, including seasonal rental patterns of the Company's customers (principally due to the effect of weather on construction activities), general economic conditions in the Company's markets, the timing of acquisitions and the development of start-up locations and related costs, the effectiveness of integrating acquired businesses and start-up locations, and the timing of capital expenditures for new rental equipment. The Company incurs substantial costs in establishing or integrating newly acquired or start-up locations, and the profitability of a new location is generally lower in the first year of operations than in subsequent years of operations. These factors, among others, make it likely that in some future quarters the Company's results of operations may be below the expectations of securities analysts and investors, which could have a material adverse effect on the market price of the

Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarterly Results."


GOVERNMENTAL AND ENVIRONMENTAL REGULATION

   The Company's operations are subject to various federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that the Company's locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to liability to third-parties even if the Company has been indemnified by third-parties against such liabilities. The Company dispenses petroleum products from above-ground storage tanks at a majority of its Profit Centers. The remainder of its Profit Centers dispense petroleum products from underground storage tanks. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills. There can be no assurance, however, that these tank systems have been or will at all times remain free from leaks or that the use of these tanks has not or will not result in spills or other releases. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The actual cost of remediating environmental conditions may be different from that anticipated by the Company due to the difficulty in estimating such cost and due to potential changes in the status of legislation and state reimbursement programs. The Company has identified certain of its facilities as having released hazardous substances, with remediation either ongoing or likely at three facilities. The Company also uses other hazardous materials in the ordinary course of its business. In addition, the Company generates and disposes of hazardous waste such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. See "Business - Governmental and Environmental Regulation."


DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

   Expansion of the Company through acquisitions, development of start-up locations and growth at existing locations will require significant capital expenditures. To remain competitive, the Company must provide its customers with relatively new, high-quality, well-maintained equipment and rental facilities, requiring continual capital expenditures. The Company historically has financed capital expenditures, acquisitions and start-up locations primarily through internally generated cash flow, bank borrowings and proceeds from privately placed notes (the "Senior Notes"). To implement its strategy and meet its capital needs, the Company will incur indebtedness and may issue additional equity securities (which could result in dilution to the purchasers of Common Stock offered hereby). Such additional indebtedness would increase the Company's leverage, may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. There can be no assurance that additional capital, if and when required, will be available on terms acceptable to the Company, or at all. Failure by the Company to obtain sufficient additional capital in the future could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIABILITY AND INSURANCE

   The Company's business exposes it to claims for personal injury or death resulting from the use of equipment rented or sold by the Company, from injuries caused in motor vehicle accidents in which Company delivery and service personnel are involved, as well as workers' compensation claims and other employment-related claims by the Company's employees. The Company carries substantial coverage for product liability, general and automobile liability and employment-related claims from various national insurance carriers. Such coverage ranges from $3 million to $50 million per occurrence. However, claims under $3 million and certain types of claims such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, are generally not covered by the Company's insurance. There can be no assurance that existing or future claims will not exceed the level of the Company's insurance, that the Company will have sufficient capital available to pay any uninsured claims, or that its insurance will continue to be available on economically reasonable terms, if at all. See "Business - Legal Proceedings."


ANTI-TAKEOVER PROVISIONS

   The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Bylaws ("Bylaws") include provisions that could delay, defer or prevent a takeover attempt that may be in the best interest of stockholders. These provisions include the ability of the Board of Directors to issue up to 10,000,000 shares of preferred stock without any further stockholder approval, a provision under which only the Board of Directors may call meetings of stockholders, and certain advance notice procedures for nominating candidates for election to the Board of Directors. Issuance of preferred stock could also discourage bids for the Common Stock at a premium as well as create a depressive effect on the market price of the Common Stock. In addition, under certain conditions, Section 203 of the Delaware General Corporation Law (the "DGCL") would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years unless the business combination is approved in a prescribed manner. See "Description of Capital Stock."


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

   Prior to the Offerings, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop as a result of the Offerings or, if a trading market does develop, that it will be sustained or that the shares of Common Stock could be resold at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will actually trade after the Offerings. After completion of the Offerings, the market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in earnings estimates by securities analysts, the degree of success the Company achieves in implementing its business strategy, changes in business or regulatory conditions affecting the Company, its customers or its competitors, and other factors. In addition, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies, and such volatility may adversely affect the market price of the Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

   Upon consummation of the Offerings, the Company will have outstanding an aggregate of ________ shares of Common Stock (_______ shares if the U.S. Underwriters' over-allotment option is exercised in full). Future sales of substantial amounts of Common Stock by the Principal Stockholder after the Offerings, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. In addition, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of preferred stock. The Company also intends to register ______shares of Common Stock reserved for issuance under the 1997 Plan as soon as practicable following the consummation of the Offerings. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in the Offerings and could have a dilutive effect on earnings per share. The Company currently has no plans to designate and/or issue any shares of preferred stock.

   The Company and the Principal Stockholder, subject to certain exceptions described in "Underwriting," have agreed not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of such capital stock, or to cause a registration statement covering any shares of capital stock to be filed, for a period of 180 days after the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The Principal Stockholder through a holding company is entitled to certain rights to register his shares under the Securities Act of 1933, as amended (the "Securities Act"), for resale, at the expense of the Company. The Principal Stockholder may also sell shares under Rule 144 of the Securities Act. See "Management - 1997 Performance Award Plan," "Certain Transactions - Registration Rights," "Description of Capital Stock," "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."


SUBSTANTIAL AND IMMEDIATE DILUTION

   The initial public offering price is substantially higher than the pro forma net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offerings will be subject to immediate dilution of $________ per share in net tangible book value. See "Dilution."


ABSENCE OF DIVIDENDS

   The Company does not anticipate declaring or paying any cash dividends on the Common Stock following the Offerings. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Company's existing credit facility (the "Credit Facility") restricts, and the Company expects that its new credit facility (the "New Credit Facility") will restrict, the payment of cash dividends on the Common Stock. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."


FORWARD-LOOKING STATEMENTS

   This Prospectus contains forward-looking statements that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters set forth under "Risk Factors" constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                         OFFERING RELATED TRANSACTIONS

   The Principal Stockholder has owned all of the outstanding stock of the Predecessor, USR Holdings, Inc. (formerly named U.S. Rentals, Inc.), a California corporation, since 1984 and has been its majority shareholder since 1975. The Predecessor has been in the equipment rental business since 1969. Prior to the consummation of the Offerings, the Predecessor will transfer all of its operating assets and associated liabilities to the Company in exchange for all of the Common Stock of the Company. The Predecessor will retain only non-operating assets and liabilities, including approximately $25.5 million of notes receivable from related parties and approximately $24.0 million of notes payable to related parties and certain other assets and liabilities. These transactions (collectively, the "Offering Related Transactions") are reflected in the pro forma financial information in this Prospectus, and all references to the Company or U.S. Rentals reflect these transactions, unless otherwise indicated.

   In 1985, the Predecessor elected to be treated as an S corporation under the Internal Revenue Code and comparable provisions of certain state tax laws and since then has paid no federal income tax. Accordingly, federal and California taxes were paid by the Principal Stockholder and the provision for income taxes in all historical periods in the Combined Financial Statements reflects certain state taxes. Upon consummation of the Offering Related Transactions, all operating assets and liabilities will be transferred to the Company, a C corporation. Income generated by the Company will be subject to federal income taxes and applicable state income taxes, as reflected in the unaudited pro forma financial information included herein.


                                USE OF PROCEEDS

   The net proceeds to the Company from the sale of the _______ shares of Common Stock offered hereby, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be $____ million ($____ million if the U.S. Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $_____ per share (the midpoint of the offering range set forth on the cover page of this Prospectus). The Company intends to use approximately $151.5 million of the net proceeds from the Offerings to repay substantially all of its outstanding indebtedness, and approximately $____ million for working capital and general corporate purposes, including possible future acquisitions. See Note 5 of Notes to Combined Financial Statements for interest rates and maturity of indebtedness being repaid.


                                DIVIDEND POLICY

   The Predecessor has paid dividends on its Common Stock to the Principal Stockholder from time to time, including, but not limited to, cash dividends to cover taxes payable by the Principal Stockholder due to the Predecessor's election to be treated as an S corporation. Such cash dividends totalled $3,642,000 and $5,498,000 in the years 1994 and 1995, respectively.

   Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company intends to retain future earnings to finance its operations and growth and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Credit Facility restricts, and the Company expects that its New Credit Facility will restrict, the payment of cash dividends on the Common Stock. See "Risk

Factors - Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                    DILUTION

   As of September 30, 1996, the Company had a pro forma net tangible book value of $__________________, or $________ per share of Common Stock based upon ___________________ shares of Common Stock outstanding. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (total tangible assets less total liabilities), giving effect to the Offering Related Transactions on such date, by the number of shares of Common Stock outstanding as of such date. After giving effect to the Offering Related Transactions and the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $_____ per share (after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) and the application of the net proceeds therefrom, the Company's pro forma net tangible book value as of September 30, 1996 would have been $_______ million or $_____ per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $_____ per share to the Principal Stockholder and an immediate dilution of $____ per share to new investors purchasing shares in the Offerings. The following table illustrates this per share dilution to new investors:


Initial public offering price per share.........                  $___________
Pro forma net tangible book value per
  share before the Offerings....................  $____________
Increase in pro forma net tangible book
  value per share attributable to new
  investors.....................................   ____________
Pro forma net tangible book value per
  share after giving effect to the
  Offerings.....................................                  ____________
Pro forma net tangible book value
  dilution per share to new investors...........                  $
                                                                  ============

   The following table sets forth, as of September 30, 1996 on a pro forma basis, the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the Principal Stockholder and new investors purchasing shares of Common Stock from the Company in the Offerings.

                                  Shares                    Total
                                Purchased               Consideration
                            ------------------    -----------------------
                                                                             Average Price
                            Number     Percent       Amount       Percent      Per Share
Principal Stockholder.....                . %     $                  . %       $
                            --------   ------     ----------      ------       --------
New investors.............                .                          .
                            --------   ------     ----------      ------       --------
   Total..................             100.0%     $               100.0%
                            ========   ======     ==========      ======

   The foregoing table excludes ______ shares reserved for future issuance under the 1997 Plan. See "Management - Employment Agreements" and "- 1997 Performance Award Plan."

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Company as of September 30, 1996 on (i) a historical basis, (ii) a pro forma basis to give effect to the Offering Related Transactions and taxation as a C corporation and
(iii) a pro forma as adjusted basis to give effect to the sale by the Company of shares of Common Stock in the Offerings and the application of the estimated net proceeds therefrom. The capitalization of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," the Combined Financial Statements and notes thereto and Unaudited Pro Forma Financial Statements included elsewhere in this Prospectus.

                                                                          AS OF SEPTEMBER 30, 1996
                                                            -------------------------------------------------
                                                                                                   PRO FORMA
                                                            ACTUAL(a)            PRO FORMA        AS ADJUSTED
                                                            ---------            ---------        -----------
                                                                               (in thousands)
Cash and cash equivalents................................   $  3,766              $  3,766            $16,957
                                                            ========              ========           ========
Debt:
  Senior Notes...........................................   $ 90,000              $ 90,000            $    --
  Credit Facility........................................     58,000                58,000                 -- (b)
  Other debt.............................................     28,008                 4,043                500
                                                            --------              --------           --------
Total debt...............................................    176,008               152,043                500
                                                            --------              --------           --------
Stockholder's equity:
  Common stock of the Predecessor........................        699                    --                 --
  Preferred stock of the Company, par
    value $.01 per share; 10,000,000 shares
    authorized, none issued or outstanding
    as adjusted..........................................         --                    --                 --
  Common Stock of the Company, par value
    $.01 per share; 100,000,000 shares
    authorized and _______ shares issued
    and outstanding as adjusted(c).......................         --                    --
  Additional paid-in capital..............................    13,186                88,036            256,036
  Retained earnings.......................................    77,091                (5,541)            (8,807)
                                                            --------              --------           --------
Total stockholder's equity...............................     90,976                82,495            247,229
                                                            --------              --------           --------
     Total capitalization................................   $266,984              $234,538           $247,729
                                                            ========              ========           ========

------------------
(a) Reflects the Predecessor's capitalization on a historical basis.

(b) In conjunction with the Offerings, the Company expects to obtain a commitment letter with its existing lenders for the New Credit Facility which will provide availability of $300 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

(c) Excludes ______ shares reserved for future issuance under the 1997 Plan. See "Management - Employment Agreements" and "- 1997 Performance Award Plan."

                            SELECTED FINANCIAL DATA



    The following selected financial data for the years ended December 31, 1993, 1994 and 1995 and as of December 31, 1994 and 1995 have been derived from the Combined Financial Statements of the Predecessor, which have been audited by Price Waterhouse LLP, independent accountants, included elsewhere in this Prospectus. The selected financial data for the year ended December 31, 1992 and as of December 31, 1992 and 1993 have been derived from the combined financial statements of the Predecessor, which have been audited but are not contained herein. The financial data as of September 30, 1996 and for each of the nine-month periods ended September 30, 1995 and 1996 are unaudited. Interim results, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto included elsewhere in this Prospectus.


                                                                                                            Nine Months
                                                          Year Ended December 31,                      Ended September 30,
                                           -----------------------------------------------------   -------------------------------
                                                                                        Pro Forma     (unaudited)       Pro Forma
                                                                                     As Adjusted(a)                   As Adjusted(a)
                                            1992         1993       1994       1995       1995       1995       1996       1996
                                           --------    --------   --------   --------   --------   --------   --------   --------
                                                                 (dollars in thousands, except per share amounts)
Revenues:
  Rental revenue.......................... $104,802    $127,752   $167,589   $214,849   $214,849   $153,766   $183,233   $183,233
  Rental equipment sales..................    7,047       6,323      8,098     10,832     10,832      7,664     16,165     16,165
  Merchandise and new equipment sales.....    8,323       9,507     12,071     17,166     17,166     11,424     17,064     17,064
                                           --------    --------   --------   --------   --------   --------   --------   --------
Total revenues............................  120,172     143,582    187,758    242,847    242,847    172,854    216,462    216,462
                                           --------    --------   --------   --------   --------   --------   --------   --------
Cost of revenues:
  Rental equipment expense................   27,590      33,298     42,034     51,370     51,370     37,205     45,708     45,708
  Rental equipment depreciation...........   20,231      24,300     33,754     43,885     43,885     31,866     41,054     41,054
  Cost of rental equipment sales..........    2,443       2,298      2,946      4,693      4,693      2,587      6,785      6,785
  Cost of merchandise and new
    equipment sales.......................    4,695       5,948      7,428     11,418     11,418      7,459     12,418     12,418
  Direct operating expense................   38,000      41,609     46,445     56,506     56,506     41,654     52,699     52,699
                                           --------    --------   --------   --------   --------   --------   --------   --------
Total cost of revenues....................   92,959     107,453    132,607    167,872    167,872    120,771    158,664    158,664
                                           --------    --------   --------   --------   --------   --------   --------   --------
Gross profit..............................   27,213      36,129     55,151     74,975     74,975     52,083     57,798     57,798

Selling, general and administrative
  expense.................................   15,515      20,149     27,273     31,440     30,765     19,867     24,086     23,628
Non-rental depreciation and amortization..    3,060       3,294      4,092      5,513      5,513      4,105      5,386      5,386
                                           --------    --------   --------   --------   --------   --------   --------   --------
Operating income..........................    8,638      12,686     23,786     38,022     38,697     28,291     28,326     28,784
Other income (expense), net...............      782         (31)      (242)    (1,620)    (1,840)      (423)       342        (60)
Interest income (expense), net............    1,219       1,236     (1,060)    (5,310)       127     (3,918)    (5,716)       (39)
                                           --------    --------   --------   --------   --------   --------   --------   --------
Income before income taxes................   10,639      13,891     22,484     31,092     36,984     23,950     22,952     28,685
Income taxes..............................      529         405        499        468     15,163        379        316     11,586
                                           --------    --------   --------   --------   --------   --------   --------   --------
Net income................................ $ 10,110    $ 13,486   $ 21,985   $ 30,624   $ 21,821   $ 23,571   $ 22,636   $ 17,099
                                           ========    ========   ========   ========   ========   ========   ========   ========

Pro forma net income(b)................... $  6,318    $  8,181   $ 13,263   $ 18,312   $ 21,821   $ 14,105   $ 13,676   $ 17,099
                                           ========    ========   ========   ========   ========   ========   ========   ========

Pro forma net income per share
                                                                                        ========                         ========
Number of shares outstanding
                                                                                        ========                         ========

Balance Sheet Data (end of period):
Rental equipment, net..................... $ 49,326    $ 65,606   $112,563   $152,848                         $203,913   $203,913
Total assets..............................  102,085     125,390    187,525    245,184                          321,390    305,523
Total debt................................   31,392      48,419     84,751    105,696                          176,008        500
Total stockholder's equity................   51,739      49,608     57,951     83,077                           90,976    247,229

Selected Operating Data:
Beginning Profit Centers..................       53          58         58         66                    66         73
Profit Centers added......................        5           -          8          7                     5          4
                                           --------    --------   --------   --------              --------   --------
Ending Profit Centers.....................       58          58         66         73                    71         77
                                           ========    ========   ========   ========              ========   ========

Gross equipment capital expenditures...... $ 24,279    $ 42,892   $ 83,157   $ 88,861              $ 63,859   $ 98,904
Same Profit Center revenue growth(c)......      2.6%       16.0%      23.5%      20.0%                 18.8%      17.4%

(a) Gives effect to (i) the Offering Related Transactions, (ii) the sale of ________ shares of Common Stock in the Offerings (assuming the exercise of the U.S. Underwriters' over-allotment option) at an assumed initial public offering price of $__ per share, (iii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from the Offerings, (iv) change from S corporation income tax expense to C corporation income tax expense and recording of the related deferred tax liabilities and (v) termination of deferred incentive compensation agreements with certain employees. See "Use of Proceeds," "Capitalization," "Offering Related Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

(b) The pro forma net income reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented.

(c) Same Profit Center revenue growth is calculated based on the change in total revenues of all Profit Centers open as of the beginning of the preceding fiscal year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Combined Financial Statements and notes thereto included elsewhere in this Prospectus.


GENERAL

   U.S. Rentals attributes its profitability, long-term growth and market leadership to its innovative operating philosophy, which is based upon a decentralized management structure, a unique profit sharing program, a strong emphasis on personalized customer service and maintenance of one of the most comprehensive and modern rental fleets of brand name equipment in the industry. From 1992 through 1995, the Company's rental revenue has grown at a compound annual growth rate of 27.0% during which period industry rental revenue grew at a compound annual growth rate of 11.9%. In the same period, the Company's pro forma net income grew to $18.3 million from $6.3 million, a compound annual growth rate of 42.5%. U.S. Rentals has been profitable every year since 1984.

   The Company derives revenue from three sources: (i) rental of equipment, (ii) sales of used rental equipment and (iii) sales of new equipment and rental-related merchandise, parts and supplies. The Company's primary source of revenue is the rental of equipment to commercial and residential construction, industrial and homeowner customers. Growth in rental revenue is dependent on several factors, including demand for rental equipment, the amount of equipment available for rent, rental rates and general economic conditions. The Company also generates revenues from the service and delivery of equipment as well as income associated with a customer damage waiver offered at the time of rental. The Company's revenues derived from the sale of used equipment are affected by price, general economic conditions and U.S. Rentals' fleet maintenance practices. Revenue from the sale of merchandise and new equipment, including parts and convenience consumables sold at the Company's rental locations, are affected by demand for new and rental equipment.

   The Company has historically financed its acquisitions, start-up locations and capital expenditures primarily through internally generated cash flow, borrowings under the Credit Facility and proceeds from the Senior Notes. During the initial phase of an acquisition or start-up location, the Company typically incurs expenses related to installing or converting information systems, training employees and increased depreciation charges resulting from upgrading or expanding the rental fleet. As a result, the Company's acquired businesses and start-up locations generally have not been profitable until after their first year of operation. The Company has accounted for all its acquisitions since 1985 as asset purchases and records acquired rental equipment at fair market value. Past acquisitions have not resulted in the recognition of a significant amount of goodwill or other intangibles (including covenants not to compete). The Company anticipates that as it continues to implement its strategy, new locations will negatively impact the Company's net income until such locations achieve profitability.

   Cost of revenues consists primarily of rental equipment depreciation, merchandise and equipment costs, wages and benefits, facility occupancy costs, vehicle and other equipment costs and supplies. Of these costs, rental equipment depreciation has increased over the past several years due to the Company's substantial investment in new equipment of $83.2 million, $88.9 million and $98.9 million in years ended December 31, 1994 and 1995 and the nine-month period ended September 30, 1996, respectively. The Company records rental equipment expenditures at cost and depreciates equipment using the straight-line method over an estimated useful life of seven years, after giving effect to an estimated 10% salvage value. Rental equipment acquired prior to January 1, 1996 is depreciated on a straight-line basis over an estimated useful life of five years with no estimated salvage value.

   In 1985, the Predecessor elected to be treated as an S corporation under the Internal Revenue Code and comparable provisions of certain state tax laws, and since then has paid no federal income tax. Accordingly, federal and California taxes were paid by the Principal Stockholder and the provisions for income taxes represented income taxes payable to certain states. Upon the consummation of the Offering Related Transactions, all operating assets and liabilities will be transferred to the Company, a C corporation. Income generated by the Company will be subject to federal income taxes and applicable state income taxes which will result in the recognition of a one-time deferred income tax liability and corresponding expense of $5.5 million during the period in which the Offering Related Transactions are consummated, presently expected to be the first quarter of 1997. Because of the Company's expected change in tax status, historical results of operations, including income tax expense, are not, in all cases, comparable to or indicative of future financial results. Pro forma net income reflects the estimated pro forma effect of income taxes as if the Company had been taxed as a C corporation.


RESULTS OF OPERATIONS

   The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of total revenues:

                                                                                                            Nine Months
                                                                                                               Ended
                                                                  Years Ended December 31,                 September 30,
                                                              --------------------------------            --------------
                                                               1992     1993     1994     1995             1995     1996
                                                              ------   ------   ------   ------           ------   ------
Revenues:
 Rental revenue.............................................   87.2%    89.0%    89.3%    88.5%            89.0%    84.7%
 Rental equipment sales.....................................    5.9      4.4      4.3      4.5              4.4      7.5
 Merchandise and new equipment sales........................    6.9      6.6      6.4      7.0              6.6      7.8
                                                              -----    -----    -----    -----            -----    -----
Total revenues..............................................  100.0    100.0    100.0    100.0            100.0    100.0
Cost of revenues(a).........................................   77.4     74.8     70.6     69.1             69.9     73.3
                                                              -----    -----    -----    -----            -----    -----
Gross profit................................................   22.6     25.2     29.4     30.9             30.1     26.7
Selling, general and administrative expense.................   12.9     14.0     14.5     12.9             11.4     11.1
Non-rental depreciation(b)..................................    2.5      2.4      2.2      2.3              2.4      2.5
                                                              -----    -----    -----    -----            -----    -----
Operating income............................................    7.2      8.8     12.7     15.7             16.3     13.1
Other income (expense), net.................................    0.7     (0.0)    (0.1)    (0.7)            (0.2)     0.1
Interest income (expense), net..............................    1.0      0.9     (0.6)    (2.2)            (2.3)    (2.6)
                                                              -----    -----    -----    -----            -----    -----
Income before income taxes..................................    8.9      9.7     12.0     12.8             13.8     10.6
Income taxes(c).............................................    0.4      0.3      0.3      0.2              0.2      0.1
                                                              -----    -----    -----    -----            -----    -----
Net income..................................................    8.5%     9.4%    11.7%    12.6%            13.6%    10.5%
                                                              =====    =====    =====    =====            =====    =====

Pro forma net income(c).....................................    5.3%     5.7%     7.1%     7.5%             8.2%     6.3%
                                                              =====    =====    =====    =====            =====    =====

____________________

(a)  Includes rental equipment depreciation.
(b)  Excludes rental equipment depreciation.
(c) The pro forma net income reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented.


NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Revenues.  Total revenues for the nine months ended September 30, 1996
     --------
increased 25.2% to $216.5 million from $172.9 million for the same period in the prior year. Rental revenue for the nine months ended September 30, 1996 increased 19.2% to $183.2 million, as compared to rental revenue of $153.8 million for the corresponding period in 1995. Of the $29.4 million increase in 1996, $25.1 million was due primarily to increased equipment rental fleet at existing locations. The remaining increase of approximately $4.3 million was primarily due to five new locations which were added subsequent to September 30, 1995. Rental equipment sales of $16.2 million increased 110.9% from 1995 sales of $7.7 million in the nine months ended September 30, 1995 due to increased customer demand and increased sales efforts. Merchandise and new equipment sales increased 49.4% in the nine months ended September 30, 1996 to $17.1 million or 7.8% of total revenues compared to $11.4 million or 6.6% of total revenues in the corresponding period in 1995, primarily due to increased rental revenue and demand for new equipment.

     Gross Profit.  Gross profit for the nine months ended September 30, 1996
     ------------
increased 11.0% to $57.8 million from $52.1 million for the same period in 1995 primarily due to increased rental revenue. Gross profit as a percentage of total revenues decreased to 26.7% from 30.1% for the nine months ended September 30, 1995. This decrease was due primarily to a 28.8% increase in rental equipment depreciation resulting from the increase in rental fleet, offset in part by a change in depreciation method for acquisitions subsequent to January 1, 1996 (see Note 1 to the Notes to Combined Financial Statements). In addition, rental equipment expense increased 22.9% due to the impact of increased rental volume. Gross profit was also impacted by an increase in direct operating expenses which increased 26.5% to $52.7 million as compared to $41.7 million in the corresponding period in 1995. The increase reflects staffing costs resulting from an increased number of rental yards and higher maintenance costs necessary to support the increased size of the rental fleet. Gross profit from sales of merchandise and new equipment increased 17.2% in the nine months ended September 30, 1996 as compared to the corresponding period in 1995 due to the impact of increased rental volume on the sale of merchandise and an increase in new equipment sales.

     Selling, General and Administrative Expense.  Selling, general and
     -------------------------------------------
administrative expense for the nine months ended September 30, 1996 decreased to 11.1% of total revenues from 11.4% of total revenues in the corresponding period in 1995. Selling, general and administrative expense for the nine months ended September 30, 1996 increased 22.3% to $24.1 million compared to $19.7 million for the same period in 1995. The increase was primarily due to higher advertising, bad debt and liability insurance expenses, the total of which were partially offset by lower profit sharing expense in the nine months ended September 30, 1996 as compared to the corresponding period in 1995.

     Interest Expense.  Interest expense net of interest income for the nine
     ----------------
months ended September 30, 1996 increased 45.9% to $5.7 million from $3.9 million in the same period in 1995. The increase was primarily the result of higher average borrowings under the Credit Facility and other debt outstanding of $114.7 million for the nine months ended September 30, 1996 as compared to $70.4 million for the same period in the prior year. However, this increase was partially offset by a decrease in the average interest rate to 6.7% in the nine months ended September 30, 1996 as compared to 7.4% in the corresponding period in 1995.

     Income Taxes.  Under the Predecessor's election to be taxed as an S
     ------------
corporation for federal and state purposes, income tax expense was approximately 1.4% of pre-tax income for the nine months ended September 30, 1996, as compared to 1.6% of pre-tax income in 1995. On a pro forma C corporation basis, the Predecessor's effective tax rate and net income would have been 40.4% and $13.7 million for the nine months ended September 30, 1996 as compared to 41.1% and $14.1 million for the corresponding period in 1995.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues.  Total revenues in 1995 increased 29.3% to $242.8 million from
     --------
$187.8 million in 1994. Rental revenue increased 28.2% to $214.8 million in 1995 compared to $167.6 million in 1994, primarily due to the increase in average equipment available for rental along with the full year impact of eight new locations added in 1994. In addition, a total of seven new locations were opened during 1995, providing $4.9 million in rental revenue. Rental equipment sales totaled $10.8 million in 1995, an increase of 33.8% from 1994 sales of $8.1 million. Merchandise and new equipment sales increased 42.2% in 1995 to $17.2 million or 7.0% of total revenues compared to $12.1 million or 6.4% of total revenues in 1994, due to the increase in rental revenue and as a result of a new program to sell new equipment to the Company's existing rental customer base.

     Gross Profit.  Gross profit in 1995 increased 35.9% to $75.0 million from
     ------------
$55.2 million in 1994 due primarily to increased rental revenue which was partially offset by a 30.0% increase in rental equipment depreciation. The increased depreciation resulted from a 42.1% increase in average equipment available for rental. The impact of an increase in the number of employees to staff the 15 new locations added in 1994 and 1995 and increased maintenance costs necessary to support the increased size of the rental fleet resulted in a 21.7% increase in 1995 direct operating expenses over the prior year. Gross profit from sales of merchandise and new equipment increased in dollar contribution by 23.8% in 1995 compared to 1994 but decreased to 2.4% of total revenues in 1995 from 2.5% of total revenues in 1994, due to increased rental volume. As a result of the above factors, gross profit as a percentage of total revenues increased to 30.9% from 29.4% for 1994.

     Selling, General and Administrative Expense.  Selling, general and
     -------------------------------------------
administrative expense for 1995 increased 15.3% to $31.4 million or 12.9% of total revenues compared to $27.3 million or 14.5% of total revenues for 1994. The increase was due to a $1.7 million increase in profit sharing expense in 1995 and an increase in administrative costs associated with 15 locations added in 1994 and 1995.

     Other Income (Expense), Net.  Other income (expense), net increased by $1.4
     ---------------------------
million to ($1.6) million as a result of charitable contributions made at the direction of the Principal Stockholder.

     Interest Expense.  Interest expense net of interest income increased to
     ----------------
$5.3 million for 1995 from $1.1 million in 1994 primarily due to the issuance of a $10.0 million note payable to the Principal Stockholder in the form of a dividend at the end 1994 that bears interest at prime plus 5.0%. This note payable will not be transferred by the Predecessor to the Company. See "Offering Related Transactions." Interest expense also increased as a result of higher average borrowings under the Credit Facility and other debt outstanding of $72.5 million during 1995 as compared to $43.9 million in 1994 as well as an average interest rate change from 5.9% to 7.2%.

     Income Taxes.  Under the Predecessor's election to be taxed as an S
     -------------
corporation for federal and state purposes, income tax expense was approximately 1.5% of pre-tax income for 1995. On a pro forma C corporation basis, the Predecessor's effective tax rate and net income would have been 41.1% and $18.3 million for 1995 as compared to 41.0% and $13.3 million for 1994.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Revenues.  Total revenues in 1994 increased 30.8% to $187.8 million from
     --------
$143.6 million in 1993. Rental revenue increased 31.2% to $167.6 million compared to $127.8 million for 1993, primarily due to an expansion of the existing rental fleet. In addition, a total of eight new locations that opened in 1994 provided $9.0 million in rental revenue. Rental equipment sales of $8.1 million increased 28.1% from 1993 sales of $6.3 million. Merchandise and new equipment sales increased 27.0% in 1994 to $12.1 million, as compared to $9.5 million in 1993 due to increased rental revenues.

     Gross Profit.  Gross profit in 1994 increased 52.7% to $55.2 million from
     ------------
$36.1 million in 1993 due primarily to increased rental revenue which was partially offset by a 38.9% increase in rental equipment depreciation. Direct operating expenses decreased to 24.7% of total revenue in 1994 from 29.0% of total revenue in 1993. The improvement was due to the fixed component of direct operating expenses such as facility and labor costs that do not increase with increased revenue from existing locations. Headcount at the Company's rental yards increased 19% in 1994. Gross profit from sales of merchandise and new equipment remained constant at 2.5% of total revenue in both 1994 and 1993 but increased in dollar contribution by 30.5% in 1994 due to the impact of increased rental volume. As a result of the above factors, gross profit as a percentage of total revenues increased to 29.4% in 1994 from 25.2% in 1993.

     Selling, General and Administrative Expense.  Selling, general and
     -------------------------------------------
administrative expense for 1994 increased 35.4% to $27.3 million or 14.5% of total revenues as compared to $20.1 million or 14.0% of total revenues in 1993 as a result of increased rental and sales volume. The increase was due primarily to a $4.2 million increase in profit sharing expense in 1994.

     Interest Expense.  Interest expense net of interest income was $1.1 million
     ----------------
for the year ended December 31, 1994 compared to net interest income of $1.2 million in 1993 primarily due to the issuance of a $10.0 million note payable to the Principal Stockholder in the form of a dividend at the end of 1993 that bears interest at prime plus 5.0%. Interest expense also increased as a result of higher average borrowings under the Credit Facility during 1994 required to facilitate increases in rental fleet. Interest expense was also affected by higher average interest costs on the Credit Facility as the average rate increased from 4.68% in 1993 to 5.9% in 1994.

     Income Taxes.  Under the Predecessor's election to be taxed as an S
     ------------
corporation for federal and state purposes, income tax expense was approximately 2.2% of taxable income. On a pro forma C corporation basis, the Predecessor's effective tax rate and net income would have been 41.0% and $13.3 million for the year ended December 31, 1994 as compared to 41.1% and $8.2 million for 1993.


LIQUIDITY AND CAPITAL RESOURCES

     The Company has primarily used cash to purchase rental equipment, invest in acquired and start-up rental yards and pay dividends to the Principal Stockholder. The Company historically has financed its cash requirements primarily through net cash provided by operating activities, borrowings under the Credit Facility and the issuance of Senior Notes.

     During the nine months ended September 30, 1996, the Company's operating activities provided net cash flow of $43.9 million as compared to $44.7 million for the same period in the prior year. The principal causes for the variation in cash flow between the periods were increased depreciation attributable to a larger rental equipment fleet to support growth in revenues, partially offset by a decrease in accounts payable in 1996 attributable to shorter payment terms from suppliers in exchange for pricing discounts to obtain lower rental equipment purchase prices. For the years ended December 31, 1994 and 1995, net cash provided by operating activities was $65.4 million and $75.0 million, respectively. The net increase was attributable primarily to increased net income from higher revenues and an increase in depreciation, partially offset by a smaller increase in accounts payable in 1995 as compared to 1994. Net cash provided by operating activities excludes proceeds from the sale of equipment, which were $16.2 million for the nine months ended September 30, 1996 compared to $7.7 million for the same period in the prior year.

     Net cash used in investing activities was $97.7 million in the nine months ended September 30, 1996 as compared to $64.2 million in the same period for the prior year. The principal causes for the variation in cash flow between the periods were increased purchases of rental equipment and investment in property and equipment, partially offset by increased sales of rental equipment. Purchases of rental equipment for the nine months ended September 30, 1996 were $98.9 million as compared to $63.9 million for the corresponding period in 1995. During the years ended December 31, 1994 and 1995, the Company's net cash used in investing activities increased from $86.5 million to $89.9 million, primarily as a result of an increase in purchases of rental equipment.

     Net cash provided by financing activities was $54.1 million for the nine months ended September 30, 1996 as compared to $17.8 million for the nine months ended September 30, 1995. The principal cause for the variation between periods was borrowing of $29.0 million under the Credit Facility in 1996, compared to net payments of $26.9 million in 1995, partially offset by decreases in issuances of Senior Notes and an increase in dividends paid in 1996 as compared to 1995. In 1995, cash flow provided by financing activities decreased to $15.6 million from $22.1 million in 1994. The principal causes for the variation between the periods were payments on the Credit Facility in 1995 of $28.2 million as compared to net proceeds under the Credit Facility in 1994 of $35.7 million, partially offset by proceeds from issuances of Senior Notes in 1995.

     The principal sources of the Company's liquidity have been cash flow from operations, issuances of Senior Notes and borrowings under the Credit Facility. The Company intends to use a portion of the net proceeds from the Offerings to repay all of the Senior Notes and borrowings under the Credit Facility. In conjunction with the Offerings, the Company expects to obtain a commitment letter with its existing lenders for the New Credit Facility which will provide availability of up to $300 million. The Credit Facility contains, and the New Credit Facility is expected to contain, covenants which restrict, among other things, dividends and acquisitions exceeding certain thresholds without prior written consent. The Company believes that cash flow from operations, proceeds from the Offerings and together with availability under the New Credit Facility will be sufficient to support its operations and capital liquidity requirements for at least the next 12 months.

     The Company incurs capital expenditures to expand the fleet at existing equipment rental yards, to satisfy the equipment needs of current and new customers, to provide for the equipment needs of new and acquired rental equipment yards and to maintain and expand the rental fleet at existing rental yards. As of September 30, 1996, the Company had open purchase orders of $5.8 million for new equipment. Such purchases will be financed through the sources of funds described above. The Company has no minimum purchase commitments for equipment. Management has budgeted $81.5 million of gross fleet capital expenditures (exclusive of acquisitions) in 1997. These expenditures are anticipated to be partially offset by expected proceeds from the sale of used equipment of approximately $29.4 million. The Company also expects to spend approximately $10.0 million in 1997 on non-rental equipment capital expenditures consisting of vehicles, buildings, land and furniture and fixtures.


INFLATION AND GENERAL ECONOMIC CONDITIONS

     Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company does not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on its results of operations or financial condition. The Company's operating results may be adversely affected by events or conditions in a particular region, such as economic conditions, weather and other factors. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest payments by the Company under the Credit Facility. See "Risk Factors - Economic Conditions; Geographical Concentration" and "- Seasonality and Quarterly Fluctuations."


QUARTERLY RESULTS

     The following table sets forth certain unaudited statement of operations data for the quarters in the year ended December 31, 1995 and the nine months ended September 30, 1996. The unaudited quarterly information has been prepared on the same basis as the annual information and, in management's opinion, includes all adjustments necessary to present fairly the information for the quarters presented.

                                                  1995 Quarters Ended                        1996 Quarters Ended
                                       -----------------------------------------        ------------------------------
                                       Mar. 31    June 30    Sept. 30    Dec. 31        Mar. 31    June 30    Sept. 30
                                       -------    -------    --------    -------        -------    -------    --------
                                                                             (in thousands)
Total revenues........................ $45,866    $58,144     $68,844    $69,993        $58,643    $71,172     $86,647
Gross profit..........................  10,904     18,448      22,731     22,892         14,262     18,292      25,244
Operating income......................   5,122     10,370      12,799      9,731          5,575      8,714      14,037
Other income (expense), net...........    (145)      (260)        (18)    (1,197)           134         74         134
Interest income (expense), net........  (1,216)    (1,310)     (1,392)    (1,392)        (1,475)    (1,822)     (2,419)
Income before income taxes............   3,761      8,800      11,389      7,142          4,234      6,966      11,752
Income tax expense....................      24        308          47         89             29        131         156
Net income............................   3,737      8,492      11,342      7,053          4,205      6,835      11,596
Pro forma net income(a)...............   2,225      5,163       6,717      4,207          2,523      4,151       7,002

____________________

(a) Reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented.

     The Company's revenues and operating results historically have fluctuated from quarter to quarter, and the Company expects that they will continue to do so in the future. These fluctuations have been caused by a number of factors, including seasonal rental patterns of the Company's customers (principally due to the effect of weather on construction activity), general economic conditions in the Company's markets, the timing of acquisitions and the development of start-up locations and related costs, the effectiveness of integrating acquired businesses and start-up locations and the timing of capital expenditures for fleet expansion. The Company incurs substantial costs in establishing or integrating newly acquired and start-up locations. Historically, the Company's acquired businesses and start-up locations generally have not been profitable until after their first year of operation. The operating results for any historical quarter are not necessarily indicative of results for any future period. See "Risk Factors -- Seasonality and Quarterly Fluctuations."

                                   BUSINESS

GENERAL

     U.S. Rentals is the second largest equipment rental company in the United States based on 1995 rental revenues. The Company currently operates 78 Profit Centers in 11 states and generates more than 100,000 rental contracts per month from a diverse base of approximately 200,000 active customers including commercial and residential construction, industrial and homeowner customers. U.S. Rentals owns more than 60,000 pieces of rental equipment, comprised of approximately 600 equipment types, including aerial work platforms, forklifts, paving and concrete equipment, compaction equipment, air compressors, hand tools and plumbing, landscaping and gardening equipment. Management believes that the Company's fleet, which had a weighted average age of approximately 28 months and an original equipment cost of approximately $360 million at September 30, 1996, is one of the most comprehensive and well-maintained equipment rental fleets in the industry. U.S. Rentals also sells new equipment manufactured by nationally known companies, used equipment from its rental fleet, and rental-related merchandise, parts and supplies.

     The Company's strategic objective is to continue to grow profitably in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. U.S. Rentals continually evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. The Company has grown internally through the expansion of its equipment fleet at existing locations and through the integration of 25 start-up and acquired equipment rental yards since January 1992. As a result of the Company's strategy, total revenues increased to $242.8 million in 1995 from $120.2 million in 1992, a compound annual growth rate of 26.4%. During the same period, operating income before non-rental depreciation increased to $43.5 million from $11.7 million, a compound annual growth rate of 55.0%. U.S. Rentals has been profitable in every year since 1984.

     U.S. Rentals attributes its leadership position in the equipment rental industry primarily to its innovative operating philosophy, which is based upon a decentralized management structure, a unique profit sharing program available to all levels of employees, a strong emphasis on personalized customer service, and maintenance of one of the most comprehensive and modern rental fleets of brand name equipment in the industry. The Company's bottoms-up management structure allows each Profit Center manager to tailor the equipment fleet to the local market, make equipment fleet purchases and sales, and pricing and staffing decisions. Corporate headquarters coordinates equipment purchases and supports Profit Center managers by providing capital, accounting, internal audit, risk management and other services to each Profit Center. The Company's unique incentive-based profit sharing program does not limit employee compensation. This program motivates Profit Center managers to act as entrepreneurs, to purchase only equipment that can be profitably deployed, to sell rental equipment from the fleet as maintenance costs increase or as rental demand for such equipment decreases, and to minimize operating expenses. In 1995, employees earned approximately $9 million of profit sharing compensation, with managers of profitable locations earning on average approximately 110% of their base salaries. Management believes that its innovative operating and compensation philosophy significantly contributed to same Profit Center revenue growth of 23.5% and 20.0% in 1994 and 1995.

INDUSTRY

     The equipment rental industry serves a wide variety of commercial and residential construction, industrial and homeowner customers. Equipment available for rent ranges from small hand tools costing less than $100 to large earth-moving equipment costing over $200,000. According to a survey conducted for the Associated Equipment Distributors ("AED"), an industry trade association, the United States equipment rental industry has grown from approximately $610 million in annual revenues in 1982 to an estimated $15 billion in annual revenues in 1995, a compound annual growth rate of approximately 28%. Management believes that this growth reflects, in part, increased outsourcing trends by commercial and industrial construction customers that increasingly seek to reduce their capital invested in equipment, and to reduce the costs associated with maintaining and servicing such equipment.
While equipment users
traditionally have rented equipment for specific purposes, such as supplementing capacity during peak periods and in connection with special projects, the convenience and cost-saving factors of utilizing rental equipment have encouraged customers to look to suppliers such as the Company as ongoing, comprehensive sources of equipment. Management believes that demand for rental equipment by the commercial and industrial segments will continue to increase as these customers continue to outsource non-core operations. A 1995 survey conducted by The CIT Group showed that commercial construction contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996, from less than 5% in 1994.

     The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses serving discrete local markets and a small number of multi-yard regional and multi-regional operators. Management believes that an estimated 85% of the approximately 20,000 equipment rental operators in the United States have fewer than five locations and, therefore, believes the equipment rental industry offers substantial consolidation opportunities for large, well-capitalized rental companies such as U.S. Rentals. Relative to smaller competitors, multi-regional operators such as the Company benefit from several competitive advantages, including access to capital, the ability to offer a broad range of modern equipment, purchasing power with equipment suppliers, sophisticated management information systems, national brand identity and the ability to service national accounts. In addition, multi-regional operators such as the Company are less sensitive to local economic downturns.

BUSINESS STRATEGY

     U.S. Rentals' strategic objective is to continue its profitable growth by acquiring rental yards, opening start-up rental yards in both existing and new markets and expanding its equipment fleet. U.S. Rentals continually evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. Primarily due to its entrepreneurial, decentralized organizational structure that focuses on bottoms-up management and an innovative profit-driven compensation policy, the Company has been profitable each of the past 11 years. Specifically, U.S. Rentals' business strategy centers upon the following factors:

     Profitable Expansion. The Company strives to operate the most profitable equipment rental yards in each of its markets. Management believes U.S.
Rentals is well positioned to be a leader in the consolidation of the highly fragmented equipment rental industry. Management believes that there are numerous attractive acquisition opportunities available and that its reputation, stability, access to capital, sophisticated management information systems and operating expertise provide competitive advantages in making acquisitions.
These strengths allow U.S. Rentals to (i) quickly integrate acquired companies into its information systems and operating structure, (ii) realize synergies in the form of reduced overhead and lower costs through greater purchasing power and (iii) significantly enhance revenue by supplying acquired yards with additional equipment to optimize the mix of rental equipment and modernize the fleet. In addition, the Company will open new rental yards when a suitable business is not available for acquisition on favorable terms. Pursuant to this strategy, U.S. Rentals has acquired 13 rental yards and has opened 12 start-up rental yards since January 1, 1992. The Company continually analyzes potential acquisitions of rental yards but is not a party to any material acquisition agreement. See "Risk Factors -- Risks Relating to Growth" and "-- Dependence on Additional Capital to Finance Growth."

     Market Leadership. Management estimates that U.S. Rentals has a leading market position in most of the markets in which its Profit Centers have been open for more than one year. The Company has been able to create this leadership position by capitalizing on its substantial competitive advantages, which include offering personalized customer service, flexible rental terms, seven-days-a-week operating hours and a diverse and modern equipment rental fleet specifically tailored to the needs of local customers. Further, U.S. Rentals' historical strength has been in small and medium-sized markets that the Company believes are not well served by its competition.

     Extensive Customer Base. U.S. Rentals generates in excess of 100,000 customer contracts per month and has developed a diverse customer base that includes approximately 200,000 customers that have done business with the Company within the last six months. U.S. Rentals' historical strength has been with small and medium-sized customers, which the Company believes are not well served by its competition. The Company is also increasing its emphasis on multi-regional and national customers through its national accounts program. In addition to the Company's strong brand name recognition, comprehensive and modern equipment rental fleet, well-located rental yards and competitive pricing, management believes that the Company's customers value the convenience of U.S. Rentals Profit Centers' seven-days-a-week operating hours and flexible rental terms. Further, U.S. Rentals offers its customers "one-stop shopping" through the sale of rental-related merchandise, parts and supplies, sales of new and used equipment and maintenance and delivery services.

     Innovative, Decentralized Operating Philosophy. U.S. Rentals' decentralized operating philosophy encourages entrepreneurial behavior at each Profit Center and rewards managers and employees through a profit-driven incentive compensation program. Profit Center managers are given the necessary freedom and flexibility to operate their respective equipment rental yards to maximize profits. Each Profit Center manager is responsible for every aspect of a yard's operation, including establishing rental rates, selecting equipment and determining employee compensation. Managers and employees of profitable locations are rewarded by the Company's profit sharing program that is based on each location's operating income in excess of a pre-determined return on its net assets. In 1995, the Company's employees earned approximately $9 million in profit sharing compensation, with managers of profitable locations earning on average approximately 110% of their base salaries.

     Strong Internal Controls. U.S. Rentals balances its decentralized organizational structure and entrepreneurial operating philosophy with extensive systems and procedures to monitor and track the performance of each Profit Center. The Company's proprietary management information systems, including the Company's POS system, allow management and Profit Center managers to review all aspects of each Profit Center's business and assist management in closely monitoring and quickly reacting to opportunities to increase profits at each Profit Center. These systems are used to open customer accounts, generate rental contracts, track equipment usage, report customers' credit histories, compile accounts receivable aging reports, and monitor monthly profitability. Seven internal auditors monitor and ensure adherence to the Company's well-established, disciplined and documented policies and procedures. In addition, six independent division credit offices review and approve all credit applications submitted to the Profit Centers. Management believes that the Company's strong internal controls and proprietary management information systems result in lower overall costs and increase profitability for the Company.

     Attracting, Motivating and Retaining the Best People in the Industry. Through its decentralized, entrepreneurial approach and innovative profit sharing program, the Company believes it has generally been able to attract, motivate and retain the most successful, experienced group of employees in the industry. Management believes U.S. Rentals' successful employees are more highly compensated than those of its competitors because of the Company's unique profit sharing program. As a result, the Company has had voluntary turnover of only two Profit Center managers during the past five years. In addition, U.S. Rentals' senior operating management, which has an average of 21 years of rental experience in the industry, is among the most experienced in the industry. William F. Berry, the Company's 44-year-old President and Chief Executive Officer, has over 30 years of experience in the equipment rental business and has worked in virtually every operational capacity in the Company during his career. See "Risk Factors -- Risks Relating to Growth" and "-- Dependence on Key Personnel."


CUSTOMERS

     U.S. Rentals estimates that more than 200,000 customers, ranging from Fortune 100 companies to small contractors and homeowners, have done business with the Company in the last six months. During 1995, no one customer accounted for more than 1% of the Company's total revenues, and the top 10 customers represented less than 4% of total revenues. Customers look to U.S. Rentals as an ongoing, comprehensive source of rental equipment because of the economic advantages and convenience of renting, as well as the high costs associated with equipment ownership. The Company classifies its customer base into the following categories: (i) commercial and residential construction, including contractors;
(ii) industrial, including manufacturers, petrochemical facilities, chemical companies, paper mills, and public utilities; and (iii) homeowners and others. In addition to maintaining its historically strong relationships with small and medium-sized customers, the Company is increasing its emphasis on larger national and multi-regional accounts. Management estimates that in 1995, commercial and residential construction, industrial, and homeowner and other customers accounted for approximately 67%, 17% and 16%, respectively, of the Company's total revenues.

     Commercial and Residential Construction. U.S. Rentals' commercial and residential construction customers include national and regional contractors and subcontractors involved in commercial and residential construction projects such as residential developments, apartment buildings, schools, hospitals, airports, roads, bridges and highways, chemical plants and other manufacturing facilities. U.S. Rentals' commercial construction customers range from Fortune 100 companies to local independent businesses. A 1995 survey conducted by The CIT Group estimated that contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996 from less than 5% in 1994. Management believes U.S. Rentals is one of the largest suppliers of rental equipment to contractors in its markets and is well positioned to benefit from the increased rental of equipment by contractors and other commercial construction customers.

     Industrial. The Company's industrial customers, many of which operate 24 hours per day, utilize U.S. Rentals to outsource equipment requirements to reduce their capital investment and minimize the ongoing maintenance, repair and storage costs associated with equipment ownership. Management believes that, as the second largest equipment rental company in the United States based on 1995 rental revenues, the Company is well-positioned to take advantage of the increasing trend among customers to outsource equipment needs. Generally, U.S. Rentals' industrial customers tend to rent for longer periods of time than commercial construction customers, contractors or homeowners. While historically not a primary focus, the Company believes its recently increased emphasis on national and multi-regional accounts will enhance its ability to provide an ongoing, comprehensive supply of equipment to industrial customers.

     Homeowners and Others. U.S. Rentals rents landscaping, plumbing, remodeling and home improvement tools to homeowners and other customers. The Company believes these customers value the convenience of U.S. Rentals' seven-days-a-week operating hours, pick up and delivery service and flexible rental terms. Rentals to homeowners are often for periods as short as two hours and provide higher gross margins relative to other customer segments. The Company believes that its rental yards, which are generally highly visible and well-located, its comprehensive and well-maintained rental fleet and the Company's brand name recognition provide a significant competitive advantage in attracting the homeowner segment of the market.


PRODUCTS AND SERVICES

     Equipment rental represents U.S. Rentals' principal line of business. In 1995, equipment rental revenue together with rental-related revenue such as repair services, delivery and damage waiver income accounted for approximately 89% of the Company's total revenues. U.S. Rentals also acts as a distributor of new equipment on behalf of certain nationally known equipment manufacturers. Revenues from the sale of parts, merchandise and new equipment accounted for approximately 7% of U.S. Rentals' total revenues in 1995. The balance of U.S. Rentals' 1995 total revenues (4%) was derived from the sale of used rental equipment.

     Rental Equipment. U.S. Rentals rents over 600 different types of equipment, and management believes that the Company's rental fleet, which consists of more than 60,000 pieces of equipment, is one of the most comprehensive and well-maintained fleets in the equipment rental industry. The original equipment cost of the Company's rental fleet was approximately $360 million at September 30, 1996.

Five categories of equipment represented approximately 75% of U.S. Rentals' total rental equipment fleet (based on original equipment cost) as of December 31, 1995: (i) earth-moving equipment (23%); (ii) aerial work platforms (17%);
(iii) forklifts (17%); (iv) trucks (12%); and (v) compaction rollers (6%). The mix of rental equipment at each of U.S. Rentals' 78 Profit Centers is tailored to meet the demands of the local customer base.

     U.S. Rentals seeks to maintain a modern, efficient rental fleet through regular sales of used rental equipment and ongoing capital investment in new rental equipment. At September 30, 1996, the weighted average age of the Company's rental equipment fleet was approximately 28 months. In addition, management believes U.S. Rentals has one of the most advanced preventive maintenance programs in the equipment rental industry. This program extends the useful life of the Company's rental equipment, typically resulting in higher resale prices. U.S. Rentals also generates revenues from maintenance service for its customers that own equipment and from delivery charges, particularly for larger pieces of equipment.

     Sales of Used Equipment. U.S. Rentals routinely sells used rental equipment to adjust the size and composition of its rental fleet to changing market conditions and as part of its ongoing commitment to maintain a new, top quality fleet. The Company achieves favorable sales prices for its used equipment due to its strong preventive maintenance program and its practice of selling used equipment before it becomes irreparable or obsolete. The incentives created by the Company's profit sharing program motivate Profit Center managers to optimize the timing of sales of used rental equipment by taking into account maintenance costs, rental demand patterns and resale prices. The Company sells used equipment to its existing rental customers, as well as to domestic and international used equipment buyers.

     Sales of Parts and Merchandise. U.S. Rentals also sells a wide range of parts, supplies and merchandise, including diamond and regular saw blades, drill bits, shovels, goggles, hard hats and other safety gear and coolers, as a complement to its core equipment rental business. This sales activity allows the Company to attract and retain customers by offering the convenience of "one-stop shopping."

     Sales of New Equipment. In addition to equipment rental, the Company is a distributor for certain equipment manufacturers, including Upright and Genie Industries (booms and high reach equipment), Sky Trak (rough terrain forklifts and skid-steer loaders), LeRoi and Atlas-Copco (air compressors), and Multiquip and Ingersoll Rand (earth compaction equipment and portable generators). U.S. Rentals is also the exclusive distributor for certain manufacturers in several of its markets. The Company believes that the volume of its equipment purchases creates significant purchasing power with suppliers, which leads to favorable prices and terms on equipment purchased for its rental fleet and for sale as new equipment. The Company's ability to sell new equipment offers flexibility to its customers while enhancing U.S. Rentals' customer relations.


OPERATIONS

     The Company's equipment rental yards occupy an average of over 2.2 acres and include: (i) a customer service center and showroom displaying selected rental equipment, new equipment offered for sale and related merchandise; (ii) an equipment service area; and (iii) storage facilities for equipment requiring protection from inclement weather. Each Profit Center is staffed by an average of approximately 20 full-time employees and two part-time employees, including a manager, assistant manager, sales assistants, back office clerks, truck drivers, mechanics and yard personnel. Each equipment rental yard offers a broad range of equipment for rental, with the actual equipment mix tailored to meet the anticipated needs of the customers in each location. The rental yard employees' knowledge of the equipment enables them to recommend the best equipment for a customer's particular application. The Company's yards are open seven days a week and provide customers with 24-hour maintenance, repair and support services, including service at the customer's job site. Each Profit Center manager is responsible for every aspect of the yard's operation, including establishing rental rates, selecting equipment, and determining employee compensation at such location. The Company's 78 Profit Center managers have an average of 16 years of rental experience in the industry.

The Company operates all of its Profit Centers under the name USRentals(R).


SALES, MARKETING AND ADVERTISING

     U.S. Rentals strives to create a partnership with each customer in order to satisfy all the customer's equipment needs. As a result of the Company's innovative profit sharing program, employees are motivated to know the customers in their markets and tailor the equipment fleet to local demand patterns. Since U.S. Rentals believes that many customers choose to rent in order to reduce their capital investment and maintenance costs and to maximize flexibility, the Company offers flexible rental terms to its customers. Customers may rent equipment by the hour, day, week or month, with the periodic cost declining as the duration of the rental term increases. The Company, through its six regional credit offices, offers credit to its commercial and residential construction and industrial customers.

     The Company markets its products and value-added services locally primarily through its sales force of approximately 165 field-based salespersons and approximately 865 store-based customer service representatives. The Company's sales force is knowledgeable about all of U.S. Rentals' services and products, including the rental of equipment, sales of new and used equipment, sales of parts and merchandise, and U.S. Rentals' value-added services, including equipment training, delivery and maintenance. The field-based sales force calls regularly on contractors' offices and job sites and industrial facilities, regularly assisting customers in planning for their equipment requirements.
U.S. Rentals also provides its sales force with extensive training, including frequent in-house training by supplier representatives about the operating features and maintenance requirements of new equipment. The Company's sales force does not earn commissions on equipment rentals; instead, they participate in the Company's profit sharing program along with all other employees in the Company. Management believes that the Company's sales personnel, through the Company's innovative profit sharing program, are among the most highly compensated in the industry.

     U.S. Rentals recently began a national accounts program that is dedicated to marketing to customers with a multi-regional or national presence. The national accounts program supplements the efforts of the Profit Centers, which deal directly with management of the local facilities of multi-regional and national firms. National account sales personnel call on the corporate headquarters of U.S. Rentals' large commercial and residential and industrial customers in order to expand existing business relationships to include additional facilities and construction sites. The national accounts program simplifies billing and pricing for large customers while allowing their local representatives to continue to deal primarily with local Profit Centers.

     The Company promotes its services primarily in the telephone directories in the markets it serves, as well as by direct mail, and advertising in newspapers and on local television and radio. Each Profit Center manager determines the frequency and type of advertising in the local market. Profit Centers also host open houses, customer appreciation events and other special promotional events. The Company also selectively advertises in national industry publications and trade journals, and provides a toll-free telephone number (1-800-US-RENTS) that automatically connects each caller to the Company's closest equipment rental yard. In addition to its principal marketing methods, the Company has launched an Internet web page (www.usrentals.com) that describes the Company's locations, product lines and used equipment available for sale.


PURCHASING AND SUPPLIERS

     The Company's size and stature in the equipment rental industry, as well as its strong and long-standing vendor relationships, enable it to purchase equipment directly from manufacturers at what management believes are among the best prices and terms in the industry. The Company employs a Director of Vendor Relations to negotiate favorable terms with preferred vendors. However, individual Profit Center managers operate independently in evaluating and selecting additional fleet based on local demand. U.S. Rentals has developed strong relationships with many leading equipment manufacturers, which has led to exclusive distribution rights for certain lines of equipment in several of its markets. Management believes that the favorable pricing, service, training and information that U.S. Rentals receives from its suppliers represent a significant competitive advantage for the Company. During 1995, the Company purchased approximately $89 million of new rental equipment, of which approximately 53% was obtained from its top 10 suppliers. No single supplier accounted for more than 14% of the Company's total purchases. U.S. Rentals believes it could readily replace any of its existing suppliers if it were to lose its ability to purchase equipment from such supplier.


INFORMATION SYSTEMS

     U.S. Rentals' proprietary POS system was initially installed in the Company's equipment rental yards in 1992 and is used for the day-to-day management of its more than 60,000 pieces of rental equipment. The data generated from each Profit Center's POS system is uploaded daily to the Company's mainframe computer at its headquarters. The Company's proprietary management information systems, including the Company's POS system, allow management and Profit Center managers to review all aspects of each Profit Center's business, including profitability, equipment utilization rates, rental rates, number of contracts generated and collection of receivables. Management at all levels uses these systems to generate rental contracts, track equipment usage, report customer credit histories, compile accounts receivables aging reports, and monitor monthly profitability. Access to such data significantly assists management in closely monitoring and quickly reacting to the ongoing operations at each Profit Center. Additionally, the statements generated by the Company's management information systems are consistently reviewed by corporate, regional and divisional managers, as well as by each Profit Center manager, to monitor profit sharing earnings and detect areas for improvement at each location. This type of decentralized processing, with centralized management information system reporting, provides for timely and effective reporting of information for auditing and control purposes. U.S. Rentals' data processing center, located at its headquarters in Modesto, California, utilizes a Hewlett Packard mainframe computer for its flexibility and capacity to accommodate the Company's future systems needs. The Company's computer system is updated and maintained by a staff of three systems development professionals, who also developed U.S. Rentals' customized and proprietary management information systems software.


LOCATIONS AND PROPERTIES

     The Company operates 78 Profit Centers in the following 11 states:  Arizona
(2), Arkansas (3), California (46), Idaho (1), Kansas (1), Louisiana (3), Nevada
(6), New Mexico (1), Oklahoma (1), Texas (13) and Washington (1). U.S. Rentals owns 32 of its rental locations and leases 46 of its rental locations, as well as its approximately 8,300 square foot headquarters space in Modesto, California. The Company's leases have terms expiring from 1997 to 2001, with the majority of its leases having multiple five-year renewal options. The Company also maintains six credit offices, all of which are leased. The net book value of owned facilities was approximately $18.5 million at September 30, 1996, and the average annual base rent on each leased facilities was approximately $65,000 in 1995. Management believes that none of U.S. Rentals' leased facilities, individually, is material to the Company's operations. In addition, as of September 30, 1996 U.S. Rentals owned a fleet of approximately 550 non-rental delivery, fleet service and sales personnel vehicles.


COMPETITION

     The equipment rental industry is highly fragmented and competitive. Each market in which U.S. Rentals operates is served by numerous competitors, ranging from national and multi-regional companies such as Hertz Equipment Rental Corporation, an affiliate of Ford Motor Company, to small, independent businesses with a limited number of locations. Management believes that participants in the equipment rental industry compete on the basis of customer relationships, customer service, breadth and quality of product line and price. In general, the Company believes that national and multi-regional operators, especially larger operators such as U.S. Rentals, enjoy substantial competitive advantages over small, independent rental businesses that cannot afford to maintain the comprehensive rental equipment fleet and high level of maintenance and service that U.S. Rentals offers. U.S. Rentals believes that its commitment to personalized customer service, highly motivated and experienced employees, decentralized management structure, proprietary information systems and the breadth and the quality of its rental fleet enable it to compete successfully. See "Risk Factors -- Competition."


EMPLOYEES

     At September 30, 1996, U.S. Rentals had a total of 1,789 employees, of which 285 were salaried and 1,504 were hourly personnel. U.S. Rentals' work force is not unionized, and management believes that its relationship with employees is excellent. The Company is committed to, and has realized significant benefits from, its formal employee training programs. Management believes that this investment in training and safety awareness programs for employees is a competitive advantage that positions U.S. Rentals to be responsive to customer needs.


MATERIAL PATENTS, LICENSES, FRANCHISES AND CONCESSIONS

     The Company does not hold or depend upon any material patent, government license, franchise or concession, except for the "USRentals(R)" service mark, which is registered with the U.S. Patent and Trademark Office.


GOVERNMENTAL AND ENVIRONMENTAL REGULATION

     The Company's operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes.
Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. The Company is often indemnified against environmental liabilities as a purchaser or lessee of the properties it acquires or leases. In connection with its acquisitions and start-up locations that include the purchase of real property, the Company usually obtains Phase I environmental assessment reports prepared by independent environmental consultants for each piece of real property it purchases. A Phase I assessment consists of a site visit, historical record review, interviews and report, with the purpose of identifying potential environmental conditions associated with the subject real estate.

     The Company dispenses petroleum products from above-ground storage tanks at a majority of its Profit Centers. The remainder of its Profit Centers dispense petroleum products from underground storage tanks. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills, maintenance of records and the regular testing and monitoring of tank systems for tightness. The Company also uses other hazardous materials in the ordinary course of its business. In addition, the Company generates and disposes of hazardous waste such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. See "Risk Factors -- Governmental and Environmental Regulation." The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company has identified certain of its facilities as having released hazardous substances, with remediation either ongoing or likely at three facilities. The Company has reserved approximately $1.1 million for such remediation and removal of additional underground storage tanks and associated potential liability. The

Company does not believe that costs associated with such remediation and potential liability will have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors -- Governmental and Environmental Regulation."


LEGAL PROCEEDINGS

          The Company is involved in numerous claims and potential claims that have arisen in the ordinary course of the Company's business. Claims (including litigation) for property damage, personal injury and death from users of its equipment and the estates of such users, as well as employee claims relating to workers' compensation and other employee-related issues, are inherent in the nature of the Company's business. The Company cannot predict the ultimate outcome of any of its current claims; however, due to the amount of the Company's self-insurance reserves and the existence of insurance for claims between $3 million and $50 million, management does not believe that any of such claims, either alone or in the aggregate, will have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors -
- Liability and Insurance."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the executive officers and directors of the
Company:

   NAME                 AGE                POSITION
   ----                 ---                --------
Richard D. Colburn       85       Chairman of the Board
William F. Berry         44       President, Chief Executive
                                  Officer and Director
John S. McKinney         42       Vice President - Finance, Chief
                                  Financial Officer and Director
Bernard E. Lyons         62       Vice President, Secretary and
                                  Director
Grace M. Crickette       35       Vice President - Risk Management
William F. Locklin       44       Vice President and Region Manager
Steven E. Nadelman       34       Vice President and Region Manager

     Richard D. Colburn purchased the Company (under its previous name of Leasing Enterprises, Inc.) on December 31, 1975 and has been Chairman of the Board since that date. Mr. Colburn, a private investor, currently owns 100% of the Company.

     William F. Berry has been an employee of the Company and one of its predecessors since 1966, became the Company's President and Chief Executive Officer in January 1987 and became a Director in 1996. In his over 30 years with the Company and its predecessor, Mr. Berry has held virtually every operational position in the Company.

     John S. McKinney has been the Vice President - Finance and Chief Financial Officer of the Company since 1990 and became a Director in 1996. Mr. McKinney joined the Company in 1988 as Controller, and held that position until being promoted to his current positions. Prior to joining the Company, Mr. McKinney served as the controller of an electrical wholesale company, held various financial positions with Iomega Corporation and spent several years as a certified public accountant with Arthur Andersen & Co.

     Bernard E. Lyons has been a Director, Vice President, Secretary and the General Counsel of the Company since 1976. Mr. Lyons, a corporate lawyer, has represented numerous clients in his over 35 years of legal practice.

     Grace M. Crickette has been the Company's Vice President - Risk Management since March 1996. Ms. Crickette served as a Risk Management Director from 1994 until March 1996 and Risk Management Analyst from 1991 to 1994. Prior to joining the Company, Ms. Crickette was a legal assistant for five years at a Southern California law firm that specializes in insurance defense.

     William F. Locklin has been a Vice President and Region Manager since joining the Company in 1987. Mr. Locklin has over 19 years of experience in the equipment rental business. Prior to joining the Company, Mr. Locklin held numerous management positions in the equipment rental industry over a seven-year period with Hertz Equipment Rental Corporation.

     Steven E. Nadelman has been a Vice President and Region Manager since 1993. Mr. Nadelman joined the Company in 1991 and served as a Profit Center Manager and a Division Manager before being promoted to his current position. Mr. Nadelman has over 17 years of experience in the equipment rental business.
Prior to joining the Company, Mr. Nadelman held numerous service, sales and management positions in the equipment rental industry, including over seven years with Hertz Equipment Rental Corporation.

     The executive officers of the Company serve at the discretion of its Board of Directors. Each director of the Company serves until such director's successor is elected and qualified or until the director's death, retirement, resignation or removal.

     The Company intends to appoint an independent director within three months of the consummation of the Offerings and an additional independent director within one year of the consummation of the Offerings.


COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. Following the Offerings, the Board of Directors intends to establish an audit committee (the "Audit Committee"), to be comprised of at least two independent directors, to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

     Compensation Committee. Following the Offerings, the Board of Directors intends to establish a compensation committee (the "Compensation Committee"), to be comprised of at least two independent directors, to determine compensation of the Company's executive officers and to administer the 1997 Plan. The current executive officer salaries were set by the Board of Directors prior to establishment of the Compensation Committee.


DIRECTOR COMPENSATION

     Following the Offerings, the Company does not intend to pay additional remuneration to employees who also serve as directors. The Company will reimburse all directors for their out-of-pocket expenses incurred in connection with their duties as directors. Non-employee directors will receive an annual retainer of $_________ in cash and $_________ for each regular or special meeting attended as well as annual stock option grants under the 1997 Plan.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In 1996, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by the Company's Board of Directors. Other than William F. Berry, John S. McKinney and Bernard E. Lyons, there are no officers or employees of the Company who participated in deliberations concerning such compensation matters.


EXECUTIVE COMPENSATION

     The following table shows the compensation paid by the Company to the Chief Executive Officer and each of the Company's other three most highly compensated executive officers (collectively, the "Named Executive Officers") with respect to fiscal 1995.

                          SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION
                                                     -------------------
                                                                                ALL OTHER
              NAME AND PRINCIPAL POSITION        SALARY         BONUSES(1)     COMPENSATION
              ---------------------------        ------         ---------      ------------
William F. Berry
  President and Chief Executive
  Officer.........................                $120,000       $400,000         $70,730 (2)(3)
John S. McKinney
  Vice President - Finance and
  Chief Financial Officer.........                 100,000        110,000          35,565 (2)(3)
William F. Locklin
  Vice President and
  Region Manager..................                 100,000        110,000             600 (2)
Steven E. Nadelman
  Vice President and
  Region Manager..................                 100,000        110,000             600 (2)

_______________

(1) All amounts were earned in 1995 pursuant to the Company's profit sharing program, but were paid in 1996.

(2) Includes matching amounts contributed by the Company pursuant to the Company's 401(k) plan.

(3) Includes director and executive committee fees paid for 1995, as well as deferred compensation earned in 1995. See "-- Employment Agreements."


EMPLOYMENT AGREEMENTS

     The Company will enter into seven-year employment agreements with each of William F. Berry and John S. McKinney effective upon consummation of the Offerings. Messrs. Berry and McKinney will have the option to extend their respective agreements for up to three years. During the term of Mr. Berry's employment agreement, his compensation will consist of a minimum annual base salary of $150,000, participation in the Company's profit sharing program, deferred compensation (as described below), a percentage of the Company's net income (as described below), and fringe benefits similar to those of other senior executives of the Company. If Mr. Berry's employment is terminated, he will also be subject to a two-year restriction on competition upon termination. Under Mr. Berry's agreement, he will be entitled to receive deferred compensation (the "Deferred Compensation") of $1,402,605 on the earliest of 2007, death, disability, a Change of Control (as defined in 1997 Plan) or termination without cause (each a "Trigger Event Date"). If, however, Mr. Berry voluntarily terminates his employment with the Company or if he is terminated for cause, he will be entitled to an amount equal to the vested portion of such amount, initially equal to 10% and increasing 10% per year. In addition, Mr. Berry will be entitled to receive an amount equal to 10% of the Company's cumulative net income from January 1, 1997 through a Trigger Event Date, reduced by an amount equal to the appreciation in the price of the Common Stock from the date of this Prospectus to the Trigger Event Date multiplied by ________ shares of Common Stock. Mr. McKinney's employment agreement will be substantially identical to Mr. Berry's except that Mr. McKinney's Deferred Compensation will be $701,302, his minimum annual base salary will be $105,000 and he will be entitled to receive 5% of cumulative net income reduced by an amount equal to the appreciation in the price of the Common Stock from the date of this Prospectus to the Trigger Event Date multiplied by ________ shares of Common Stock. See "--1997 Performance Award Plan."

     Upon consummation of the Offerings, Messrs. Berry and McKinney will be issued 10-year options to purchase _______ and _____ shares, respectively, of Common Stock under the 1997 Plan with an exercise price equal to the initial public offering price. The options will vest in 10 equal installments over a 10-year period commencing upon the consummation of the Offerings.

PROFIT SHARING PROGRAM

     An integral part of the Company's operating philosophy is an innovative profit sharing program applicable to all levels of employees. Profit sharing is earned at each Profit Center location based on each Profit Center's operating income in excess of a pre-determined return on net assets at such location. Profit sharing is accrued throughout the year and paid in cash in March of the following year. The program does not limit the amount of profit sharing compensation an employee may earn. For example, at the Company's top performing Profit Center in 1995, the Profit Center manager earned approximately 3.6 times his base salary in profit sharing. In 1995 the Company's employees earned approximately $9 million in profit sharing compensation, with managers of profitable locations earning an average of approximately 110% of their base salaries.

     Profit sharing is paid only to locations that are profitable, with discretionary exceptions in some cases for start-up locations that generally are not profitable until after their first year of operation. Unprofitable locations generally must make up cumulative prior losses for the prior two years before becoming eligible for profit sharing.


401(k) SAVINGS AND THRIFT PLAN

     The Company has a defined contribution 401(k) plan that covers substantially all full-time employees who have been employed by the Company for over one year and have worked at least 1,000 hours. The 401(k) plan allows all employees to defer amounts up to the statutory limit each year. The Company has a discretionary matching program under which, in 1995, the Company matched 50% of employee contributions up to a maximum contribution by the Company of $600 per employee.


1997 PERFORMANCE AWARD PLAN

     The Company has established the 1997 Plan to attract, reward and retain talented and experienced officers, other key employees and certain other eligible persons ("Eligible Persons") who may be granted awards from time to time by the Company's Board of Directors or the Committee (as defined below).

     Awards under the 1997 Plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, stock bonuses, or cash bonuses based on performance. Awards may be granted singly or in combination with other awards. Any cash bonuses would be paid based upon the extent to which performance goals set by the Committee are met during the performance period. Awards under the 1997 Plan generally will be nontransferable by a holder (other than by will or the laws of descent and distribution) and rights thereunder generally will be exercisable, during the holder's lifetime, only by the holder, subject to such exceptions as may be authorized by the Committee.

     Administration; Change in Control. The 1997 Plan provides that it will be administered by the Board of Directors or a committee appointed by the Company's Board of Directors (the "Committee"). The Board of Directors intends to appoint the Company's Compensation Committee to serve as the Committee under the 1997 Plan. The Committee will have the authority to (i) designate recipients of awards, (ii) determine or modify the provisions of awards, including vesting provisions, terms of exercise of an award and expiration dates, (iii) approve the form of award agreements, and (iv) construe and interpret the 1997 Plan.
The Committee has the discretion to accelerate and extend the exercisability or term and establish the events of termination or reversion of outstanding awards.

     Upon a Change in Control Event each option and SAR will become immediately exercisable, restricted stock will immediately vest free of restrictions and the number of shares, cash or other property covered by each performance share award will be issued to the grantee of such award, unless the Committee determines to the contrary. A "Change in Control Event" is defined generally to include the acquisition of 50% or more of the outstanding voting securities of the Company by any person other than the Principal Stockholder, a transfer of substantially all of the Company's assets, the dissolution or liquidation of the Company, or a merger, consolidation or reorganization whereby stockholders immediately prior to such event own less than 50% of the outstanding voting securities of the surviving entity after such event.

     Plan Amendment; Termination and Term. The Company's Board of Directors will have the authority to amend, suspend or discontinue the 1997 Plan at any time, but no such action will affect any outstanding award in any manner adverse to the participant without the consent of the participant. The 1997 Plan may be amended by the Board of Directors without stockholder approval unless such approval is required by applicable law.

     The 1997 Plan will remain in existence as to all outstanding awards until such awards are exercised or terminated. The maximum term of unvested or unexercised options, SARs and other rights to acquire Common Stock under the 1997 Plan is 10 years after the initial date of award. No award can be made after the tenth anniversary of the date on which the Board of Directors approved the 1997 Plan.

     Authorized Shares and Other Provisions. The maximum number of shares of Common Stock that may be issued in respect of awards under the 1997 Plan is ________ shares. The maximum number of shares of Common Stock subject to options and SARs granted to any individual in any calendar year is _______ and after 1997 the maximum number of shares of Common Stock that may be subject to awards granted in any calendar year is _________.

     The number and kind of shares available for grant and the shares subject to outstanding awards (as well as individual share and share unit limits on awards, performance standards and exercise prices of awards) will be adjusted to reflect the effect of a stock dividend, stock split, recapitalization, merger, consolidation, reorganization, combination or exchange of shares, extraordinary dividend or other distribution or other similar transaction. If any award expires or is cancelled or terminated without having been exercised or paid in full, or if any Common Stock subject to a restricted stock award does not vest or is not delivered, the unpurchased, unvested or undelivered shares will again be available for award under the 1997 Plan. No award may be granted at a price that is less than fair market value, as determined by the Committee, on the date of grant. No award, other than awards granted in lieu of cash bonuses, may vest more quickly than 25% per year.

     Automatic Annual Grants to Non-Employee Directors. Under the 1997 Plan, each non-employee director will be granted a 10-year stock option to purchase _________ shares of Common Stock upon becoming a director at an exercise price equal to the market price on that date. In addition, on the first business day in each calendar year beginning in 1998 and continuing for each subsequent year during the term of the 1997 Plan, each person who is a non-employee director as of such date will be granted a stock option to purchase ________ shares of Common Stock at the then current fair market value of the Common Stock. All non-employee director stock options will vest in _____ equal installments over a _____ year period commencing on the first anniversary of the grant date. If a non-employee director's services are terminated for any reason [other than _____], stock options held by such director shall remain exercisable for ___ months after such option terminates or until the expiration of the 10-year term of such option, whichever occurs first.

     Federal Tax Consequences. The current federal income tax consequences of awards authorized under the 1997 Plan follow certain basic patterns. Generally, awards under the 1997 Plan that are includable in income of the recipient at the time of award or exercise (such as nonqualified stock options, SARs, restricted stock and performance awards) are deductible by the Company, and awards that are not required to be included in income of the recipient at such times (such as incentive stock options) are not deductible by the Company.

          Grant of Options. As of the date of this Prospectus, the Committee granted 10-year options relating to approximately ________ shares of Common Stock to Eligible Persons. The exercise price of each option granted is the initial public offering price per share of the Common Stock offered hereby. Such options vest in equal installments over a period of __ years.

                             CERTAIN TRANSACTIONS


     While the following is a description of certain agreements involving the Principal Stockholder, the Company's directors and officer, the Company and certain of its affiliates, the descriptions set forth below do not purport to be a complete summary of all such agreements.

REGISTRATION RIGHTS AGREEMENT

     The Principal Stockholder and the Company have entered into a Registration Rights Agreement under which the Principal Stockholder (and subsequent holders of his shares, if any, through the Predecessor, will be entitled to certain rights with respect to the registration of his shares under the Securities Act. Under this agreement, the Principal Stockholder will have the right to cause the Company to file a registration statement on Form S-1 with respect to his Common Stock on two separate occasions after the expiration of his lock-up agreement. Additionally, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of others, the Principal Stockholder is entitled, subject to certain limitations and exceptions, to notice of such registration and is entitled to include shares of Common Stock therein. In addition, at any time after the Company becomes eligible to file registration statements on Form S-3 under the Securities Act, the Principal Stockholder may require from time to time that the Company file such a registration statement with respect to his shares of Common Stock. All fees, costs and expenses of any such registration (other than underwriting fees and commissions) will be borne by the Company.


AGREEMENT REGARDING PRE-OFFERING TAXES

     The Company and the Principal Stockholder have entered into a tax-related agreement effective as of the consummation of the Offerings. Under this agreement, if any adjustment is made after the consummation of the Offerings to the Predecessor's taxable income attributable to the operating assets and liabilities transferred to the Company for any period prior to the consummation of the Offerings that results in additional taxes being owed by the Principal Stockholder, the Company will pay the Principal Stockholder an amount equal to such additional taxes.


NOTES PAYABLE AND RECEIVABLE

     The Predecessor made a dividend in the form of a subordinated note in the principal amount of $10.0 million in favor of the Principal Stockholder, in each of 1993 and 1994. Such notes bear interest at prime plus 5.0%. The notes, which mature on December 31, 2013 and 2014, respectively, were subsequently donated to a charitable organization. None of the obligations under such notes will be transferred to the Company. See "Offering Related Transactions."

     Certain notes have also been issued from time to time in favor of affiliates of the Principal Stockholder. None of the Predecessor's obligations under such notes will be transferred to the Company. See "Offering Related Transactions" and Note 5 to Notes to Combined Financial Statements.

     In 1984, the Predecessor received notes in connection with transactions with an affiliate of the Principal Stockholder. Interest on these notes is due quarterly at the rate of 13.5%. Annual principal payments of $100,000 are due through December 31, 2013 and the remaining unpaid principal balance is due on December 31, 2014. The notes provide for positive or negative annual adjustments of principal based on the change in the Consumer Price Index, limited to certain percentages of the issuer's cumulative net income from December 31, 1984. Principal adjustments of such notes receivable reflected in other income totalled $402,000 for the nine months ended September 30, 1996. None of the notes will be transferred by the Predecessor to the Company. See "Offering Related Transactions."

     The Predecessor received two notes in connection with transactions with an immediate family member of the Principal Stockholder on May 1, 1995 and August 6, 1996, respectively. The first note, with an outstanding principal balance as of December 31, 1995 of approximately $840,000, was repaid in full in 1996. The second note, issued for $300,000 in August 1996, bears interest at the Predecessor's borrowing rate from Bank of America NT&SA. Principal payments of $3,000 plus all accrued interest are due monthly until July 31, 1998, at which time all amounts outstanding under the note will be due. The second note will not be distributed by the Predecessor to the Company. See "Offering Related Transactions."

REAL PROPERTY

     The Predecessor leases two pieces of property from each of Mr. Berry, the Company's President and Chief Executive Officer, and a member of his immediate family. The total annual lease payments for 1996 to Mr. Berry and to such family member are expected to be approximately $103,500 and $88,750, respectively. Further, Mr. Berry purchased one of the aforementioned properties from the Predecessor in March 1996 for $640,000, a price the Predecessor believed to be the fair market value. The Predecessor leases two pieces of property from an immediate family member of the Principal Stockholder. The total annual lease payments made to such family member in 1996 were approximately $63,500. The Company believes that these leases are on commercially fair and reasonable terms. All four leases will be transferred by the Predecessor to the Company prior to consummation of the Offerings.

MISCELLANEOUS

     The Predecessor estimates that it paid legal fees of approximately $67,750 to an affiliate of the Principal Stockholder as reimbursement to such affiliate for legal services rendered during the 12 months ended October 31, 1996 for the Predecessor by Bernard E. Lyons, a Director and officer of the Company.

     Prior to the 1996 merger of USR Leasing Company ("USRL") (an entity owned by the Principal Stockholder) into the Predecessor, the Predecessor had a $2,500,000 revolving credit arrangement with USRL (which provided for interest at a bank reference rate plus 0.5%), leased non-rental vehicles from USRL under operating leases and agreed with USRL's lender to guarantee up to $7 million of USRL's indebtedness. Lease charges from USRL amounted to $3,802,000 and $2,555,000 for 1995 and the nine months ended September 30, 1996, respectively. USRL's accounts have been combined with those of the Predecessor in the Combined Financial Statements. See Note 1 to Notes to Combined Financial Statements.

    The Predecessor has made various investments in unrelated businesses through entities controlled by the Principal Stockholder. Such investments will not be transferred by the Predecessor to the Company.

FUTURE TRANSACTIONS

     The Company has implemented a policy requiring that any material transaction with an affiliated party is subject to approval by a majority of the directors not interested in such transaction, who must determine that the terms of any such transaction are no less favorable to the Company than those that could be obtained from an unaffiliated third party.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock after giving effect to the Offering Related Transactions and as adjusted to reflect the Offerings by (i) the Principal Stockholder, (ii) each of the Company's directors and executive officers, and
(iii) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned.

                                                     OWNERSHIP AFTER OFFERINGS
                                                     -------------------------
                                                     NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER (1)              SHARES         PERCENTAGE
----------------------------------------             ---------       ----------
Richard D. Colburn (2).....................                                %
William F. Berry...........................              *               *
John S. McKinney...........................              *               *
Bernard E. Lyons...........................              *               *
Grace M. Crickette.........................              *               *
William F. Locklin.........................              *               *
Steven E. Nadelman.........................              *               *
All directors and executive officers
   as a group (7 persons)..................

______________

* Less than one percent

(1) The business address of each of the persons listed in the table (other than Bernard E. Lyons) is 1581 Cummins Drive, Suite 155, Modesto, California 95358. Mr. Lyons' address is 1516 Pontius Avenue, Los Angeles, California 90025.

(2) The Principal Stockholder owns 100% of the Predecessor, which was the sole stockholder of the Company prior to the Offerings. See "Offering Related Transactions."


                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, which can be issued in one or more series. Immediately following the completion of the Offerings, an aggregate of _________ shares of Common Stock will be issued and outstanding, and no shares of Preferred Stock will be issued or outstanding (assuming no exercise of the U.S. Underwriters' over-allotment option).

     The following description of the Company's capital stock is a summary of the material terms of such stock. It does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     The Board of Directors of Company in its sole discretion may issue shares of Common Stock from the authorized and unissued shares of Common Stock.
Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy" and "Risk Factors -- Absence of Dividends." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding Preferred Stock.

     Holders of Common Stock have no preemptive, conversion or redemption rights and are not subject to further assessments by the Company. Upon consummation of the Offerings, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.


PREFERRED STOCK

     The Company's Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided for the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to those of the Common Stock. The rights of holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding voting stock of the Company, and make removal of the present Board of Directors more difficult. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors -- Anti-takeover Provisions."


CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.


LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Company has entered into agreements with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.


CERTAIN ANTI-TAKEOVER EFFECTS

     The provisions of the Certificate of Incorporation and the Bylaws of the Company summarized above may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. See "Risk Factors -- Anti-takeover Provisions."


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is _________________.


LISTING

     There is no public trading market for the Common Stock. Application has been made to list the Common Stock on the New York Stock Exchange ("NYSE") under the symbol "USR."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of the Offerings, the Company will have outstanding ________ shares of Common Stock (assuming no exercise of the U.S. Underwriters' over-allotment option). All of the shares of Common Stock sold in the Offerings will be freely tradeable under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined under the Securities Act. Upon the expiration of lock-up agreements between the Company and the Principal Stockholder and the Underwriters, which will occur 180 days after the date of this Prospectus (the "Effective Date"), all of the ________ shares of Common Stock owned by the Principal Stockholder, through the Predecessor (the "Restricted Shares"), will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (approximately _________ shares immediately after the Offerings) or (ii) the average weekly trading volume of the Company's Common Stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above. If a proposed amendment to Rule 144 is adopted, the two- and three-year holding period requirements described above will be reduced to one and two years, respectively.

     The Principal Stockholder has agreed with the Underwriters that until 180 days after the Effective Date he will not directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, or cause a registration statement covering any shares of Common Stock to be filed, without the prior written consent of DLJ, subject to certain limited exceptions. The Company has also agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock or cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days after the Effective Date, without the prior written consent of DLJ, subject to certain limited exceptions including grants of options pursuant to, and issuance of shares of Common Stock upon exercise of options under, the 1997 Plan. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of DLJ. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

                                 UNDERWRITING

     Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the U.S. Underwriters named below (the "U.S. Underwriters") for whom DLJ, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives"), and the international managers named below (the "International Managers"), for whom DLJ, Merrill Lynch International and Salomon Brothers International Limited are acting as representatives the ("International Representatives" and together with the U.S. Representatives, the "Representatives") have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below.

                        NAME                               NUMBER OF SHARES
                        ----                               ----------------
U.S. Underwriters
----------------
Donaldson, Lufkin & Jenrette Securities Corporation...
                                                             ----------------
Merrill Lynch, Pierce, Fenner & Smith Incorporated....
                                                             ----------------
Salomon Brothers Inc..................................
                                                             ----------------
     U.S. Offering subtotal...........................
                                                             ----------------

International Managers
----------------------
Donaldson, Lufkin & Jenrette Securities Corporation...
                                                             ----------------
Merrill Lynch International...........................
                                                             ----------------
Salomon Brothers International Limited................
                                                             ----------------
     International Offering subtotal..................
                                                             ----------------

          TOTAL.......................................
                                                             ================

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical.

     Prior to the Offerings, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The factors to be considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offerings and the recent market prices of securities of generally comparable companies.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $___ per share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $__ per share to any other Underwriter and certain other dealers.

     The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of ________ additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's initial commitment as indicated in the preceding table.

     The Company and the Principal Stockholder have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the Effective Date without the prior written consent of DLJ, subject to certain limited exceptions, and provided that the Company may grant options pursuant to, and issue shares of Common Stock upon the exercise of options under, the 1997 Plan. See "Shares Eligible for Future Sale."

     Pursuant to an Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented and agreed that, with respect to the shares included in the U.S. Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares included in the International Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus within the U.S. or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "U.S. or Canadian Person" means any national or resident of the U.S. or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the U.S. or Canada or of any political subdivision thereof (other than a branch located outside the U.S. or Canada of any U.S. or Canadian Person) and includes any U.S. or Canadian branch of a person who is not otherwise a U.S. or Canadian Person, and "U.S." means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

     Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, in U.S. dollars, less an amount not greater than the per share amount of the concession to the dealers set forth above.

     Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Stock, directly or indirectly in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented that (i) it has not offered or sold and during the period of six months from the date of this Prospectus will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 8 of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) (No. 2) Order 1995 of Great Britain or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     The Company has applied for listing of the Common Stock on the NYSE. In order to meet the requirements for listing on the NYSE, the Underwriters will undertake to sell lots of 100 or more shares of Common Stock to a minimum of 2,000 beneficial holders.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California.


                                    EXPERTS

     The financial statements as U.S. Rentals, Inc., the Predecessor, as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 and of U.S. Rentals, Inc. as of September 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Common Stock to be sold pursuant to the Offerings. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York, 10048. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, application has been made to list the Common Stock on the NYSE, and reports and other information concerning the Company may be inspected at the offices of such exchange. For additional information with respect to the Company, the Common Stock and related matters and documents, reference is made to the Registration Statement. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

    The Company will issue annual reports and unaudited quarterly reports to its stockholders for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent public accountants with respect to the examination of such financial statements. In addition, the Company will issue such other interim reports as it deems appropriate.

                               U.S. RENTALS INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
U.S. Rentals, Inc. (Predecessor):

  Report of Independent Accountants......................................  F-2
  Combined Balance Sheets................................................  F-3
  Combined Statements of Operations......................................  F-4
  Combined Statements of Stockholder's Equity............................  F-5
  Combined Statements of Cash Flows......................................  F-6
  Notes to Combined Financial Statements.................................  F-7

U.S. Rentals, Inc.:

  Report of Independent Accountants......................................  F-16
  Balance Sheet..........................................................  F-17
  Note to Balance Sheet..................................................  F-18

Unaudited Pro Forma Combined Financial Statements:

  Pro Forma Combined Balance Sheets as of September 30, 1996.............  F-19
  Pro Forma Combined Statements of Operations for the year ended
   December 31, 1995.....................................................  F-20
  Pro Forma Combined Statements of Operations for the nine-month period ended September 30, 1996.......................................  F-21
  Notes to Pro Forma Combined Financial Statements.......................  F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
U.S. Rentals, Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of U.S. Rentals, Inc. at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of management of U.S. Rentals, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Sacramento, California
May 24, 1996

                              U.S. RENTALS, INC.
                           COMBINED BALANCE SHEETS
                     (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                                                          Pro Forma
                                                                December 31,                               (Note 1)
                                                           ----------------------   September 30,       September 30,
                                                            1994            1995        1996                1996
                                                           ------          ------       ----                ----
                                                                                     (unaudited)         (unaudited)
ASSETS
Cash..................................................      $  2,714     $  3,479       $  3,766            $  3,766
Accounts receivable, net..............................        21,496       28,581         39,401              39,401
Notes receivable from affiliate.......................        24,823       24,891         25,212                   -
Notes receivable, other...............................           276        1,350            848                 196
Inventories...........................................         2,525        3,938          4,278               4,278
Rental equipment, net.................................       112,563      152,848        203,913             203,913
Property and equipment, net...........................        20,916       26,370         38,504              38,504
Prepaid expenses and other assets.....................         2,212        3,727          5,468               2,274
                                                            --------     --------       --------            --------
Total assets..........................................      $187,525     $245,184       $321,390            $292,332
                                                            ========     ========       ========            ========
LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other liabilities................      $ 44,823     $ 56,411       $ 54,406            $ 52,253
Notes payable to related parties......................        23,852       23,884         23,965                   -
Notes payable, other..................................        60,899       81,812        152,043             152,043
Deferred taxes........................................             -            -              -               5,541
                                                            --------     --------       --------            --------

Total liabilities.....................................       129,574      162,107        230,414             209,837
                                                            --------     --------       --------            --------

Commitments and contingencies (Note 7)

Stockholder's equity:
 Common stock 2,500 shares authorized,
  900 shares issued and outstanding, at
  stated value........................................           699          699            699                  -
 Paid-in capital......................................        13,186       13,186         13,186              88,036
 Retained earnings....................................        44,066       69,192         77,091              (5,541)
                                                            --------     --------       --------            --------

Total stockholder's equity............................        57,951       83,077         90,976              82,495
                                                            --------     --------       --------            --------

Total liabilities and stockholder's equity............      $187,525     $245,184       $321,390            $292,332
                                                            ========     ========       ========            ========

                            See accompanying notes.

                              U.S. RENTALS, INC.
                       COMBINED STATEMENTS OF OPERATIONS
                                (IN THOUSANDS)

                                                                                            Nine Months Ended
                                                           Year Ended December 31,            September 30,
                                                           -----------------------         -------------------
                                                        1993        1994         1995        1995        1996
                                                        ----        ----         ----        ----        ----
                                                                                              (unaudited)
Revenues:
 Rental revenue....................................    $127,752    $167,589    $214,849    $153,766    $183,233
 Rental equipment sales............................       6,323       8,098      10,832       7,664      16,165
 Merchandise and new equipment sales...............       9,507      12,071      17,166      11,424      17,064
                                                       --------    --------    --------    --------    --------

Total revenues.....................................     143,582     187,758     242,847     172,854     216,462
                                                       --------    --------    --------    --------    --------

Cost of revenues:
 Rental equipment expense..........................      33,298      42,034      51,370      37,205      45,708
 Rental equipment depreciation.....................      24,300      33,754      43,885      31,866      41,054
 Cost of rental equipment sales....................       2,298       2,946       4,693       2,587       6,785
 Cost of merchandise and new equipment sales.......       5,948       7,428      11,418       7,459      12,418
 Direct operating expense..........................      41,609      46,445      56,506      41,654      52,699
                                                       --------    --------    --------    --------    --------

Total cost of revenues.............................     107,453     132,607     167,872     120,771     158,664
                                                       --------    --------    --------    --------    --------

Gross profit.......................................      36,129      55,151      74,975      52,083      57,798

Selling, general and administrative expense........      20,149      27,273      31,440      19,687      24,086
Non-rental depreciation............................       3,294       4,092       5,513       4,105       5,386
                                                       --------    --------    --------    --------    --------

Operating income...................................      12,686      23,786      38,022      28,291      28,326
Other income (expense), net........................         (31)       (242)     (1,620)       (423)        342
Interest income....................................       3,314       3,506       3,566       2,537       2,570
Interest expense...................................      (2,078)     (4,566)     (8,876)     (6,455)     (8,286)
                                                       --------    --------    --------    --------    --------

Income before income taxes.........................      13,891      22,484      31,092      23,950      22,952
Income taxes.......................................         405         499         468         379         316
                                                       --------    --------    --------    --------    --------

Net income.........................................    $ 13,486    $ 21,985    $ 30,624    $ 23,571    $ 22,636
                                                       ========    ========    ========    ========    ========

Unaudited pro forma data (Note 6):
 Historical income before income taxes.............    $ 13,891    $ 22,484    $ 31,092    $ 23,950    $ 22,952
 Provision for income taxes........................       5,710       9,221      12,780       9,845       9,276
                                                       --------    --------    --------    --------    --------

 Pro forma net income..............................    $  8,181    $ 13,263    $ 18,312    $ 14,105    $ 13,676
                                                       ========    ========    ========    ========    ========

                            See accompanying notes.

                              U.S. RENTALS, INC.
                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                            (DOLLARS IN THOUSANDS)

                                                    Common Stock                                    Total
                                               ----------------------    Paid-In    Retained    Stockholder's
                                               Shares   Stated Value     Capital    Earnings       Equity
                                               ------   -------------   ---------   ---------   -------------

Balance at December 31, 1992...................   900           $699     $13,186    $ 37,854    $ 51,739
Net income.....................................                                       13,486      13,486
Dividends......................................                                      (15,617)    (15,617)
                                                  ---           ----     -------    --------    --------
Balance at December 31, 1993...................   900            699      13,186      35,723      49,608
Net income.....................................                                       21,985      21,985
Dividends......................................                                      (13,642)    (13,642)
                                                  ---           ----     -------    --------    --------
Balance at December 31, 1994...................   900            699      13,186      44,066      57,951
Net income.....................................                                       30,624      30,624
Dividends......................................                                       (5,498)     (5,498)
                                                  ---           ----     -------    --------    --------
Balance at December 31, 1995...................   900            699      13,186      69,192      83,077
Net income (unaudited).........................                                       22,636      22,636
Dividends (unaudited)..........................                                      (14,737)    (14,737)
                                                  ---           ----     -------    --------    --------

Balance at September 30, 1996 (unaudited)......   900           $699     $13,186    $ 77,091    $ 90,976
                                                  ===           ====     =======    ========    ========

                            See accompanying notes.

                              U.S. RENTALS, INC.
                      COMBINED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                              Nine Months Ended
                                                              Year Ended December 31,           September 30,
                                                             -------------------------        -----------------
                                                             1993       1994      1995         1995       1996
                                                             ----       ----      ----         ----       ----
                                                                                                 (unaudited)
Operating activities:
 Net income.............................................  $ 13,486   $ 21,985  $ 30,624    $ 23,571    $ 22,636
  Adjustments to reconcile net income
   to net cash provided by operating activities:
   Depreciation........................................     27,594     37,846    49,398      35,971      46,440
   Gain on sale of equipment...........................     (4,289)    (5,322)   (6,342)     (4,624)     (9,838)
   Principal adjustment on notes receivable............       (534)      (243)     (220)       (165)       (402)
   Provision for doubtful accounts.....................      3,463      2,807     3,441       2,431       4,176
   Changes in operating assets and liabilities:
    Accounts receivable................................     (7,059)    (8,633)  (10,526)    (15,660)    (14,996)
    Inventories........................................       (497)      (514)   (1,413)       (363)       (340)
    Prepaid expenses and other assets..................        404         17    (1,515)     (1,085)     (1,741)
    Accounts payable and other liabilities.............      8,409     17,462    11,588       4,641      (2,005)
                                                          --------   --------  --------    --------    --------

Net cash provided by operating activities..............     40,977     65,405    75,035      44,717      43,930

Investing activities:
 Purchases of rental equipment.........................    (42,892)   (83,157)  (88,861)    (63,859)    (98,904)
 Proceeds from sale of rental equipment................      6,323      8,098    10,832       7,664      16,165
 Purchases of property and equipment, net..............     (5,821)   (10,514)  (10,764)     (7,940)    (17,064)
 Funding of notes receivable, net......................        (26)      (922)   (1,061)        (91)      2,086
                                                          --------   --------  --------    --------    --------

Net cash used in investing activities..................    (42,416)   (86,495)  (89,854)    (64,226)    (97,717)

Financing activities:
 Proceeds from (payments on) line of credit, net.......     18,122     35,697   (28,200)    (26,859)     28,979
 Proceeds from senior notes............................         -          -    50,000      50,000      40,000
 Payments on other obligations.........................    (10,646)    (9,975)     (718)       (410)       (168)
 Dividends paid........................................     (5,617)    (3,642)   (5,498)     (4,940)    (14,737)
                                                          --------   --------  --------    --------    --------

Net cash provided by financing activities..............      1,859     22,080    15,584      17,791      54,074
                                                          --------   --------  --------    --------    --------

Net increase (decrease) in cash........................        420        990       765      (1,718)        287
Cash at beginning of period............................      1,304      1,724     2,714       2,714       3,479
                                                          --------   --------  --------    --------    --------
Cash at end of period..................................   $  1,724   $  2,714  $  3,479    $    996    $  3,766
                                                          ========   ========  ========    ========    ========
Supplemental non-cash flow information:

Dividends declared to stockholder in the form of
 notes payable (subsequently assigned to
 The Colburn School of Performing Arts)................   $ 10,000   $ 10,000         -           -           -

Note payable issued as partial payment for
 property purchased....................................          -      1,000         -           -           -

Note payable issued as partial payment for
 assets acquired in conjunction with a business
 acquisition...........................................          -        500         -           -           -

                            See accompanying notes.

                       U.S. RENTALS, INC. (Predecessor)

                    NOTES TO COMBINED FINANCIAL STATEMENTS
         (The information presented as of September 30, 1995 and 1996 and for each of the nine-month periods then ended is unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION

   U.S. Rentals, Inc. (the "Predecessor") is a California corporation primarily involved in the short-term rental of general purpose construction equipment, and to a lesser extent, selling complementary parts, merchandise, new and used equipment to commercial and residential construction, industrial and homeowner customers. At September 30, 1996, the Company operated 77 equipment rental yards located in 10 states across the western and southern regions of the United States.

   PLANNED OFFERING

   In connection with the planned initial public offering (the "Offerings"), the Predecessor intends to transfer all of its operating assets and associated liabilities to U.S. Rentals, Inc. ("U.S. Rentals"), a Delaware corporation, in exchange for all of the outstanding shares of common stock of U.S. Rentals. In addition, prior to the Offerings, USR Leasing Company ("USRL"), a special purpose entity, will be merged into the Predecessor. Because the Predecessor and USRL are under common control, the merger will be accounted for as pooling of interests.

   RELATED PARTY TRANSACTIONS

   As disclosed in these financial statements, the Predecessor has participated in certain transactions with related parties during the current and previous years. In the opinion of management, all transactions with related parties have been conducted on terms which are fair and equitable; however, the transactions are not necessarily on the same terms as those which would have been made between wholly unrelated parties.

   COMBINATION

   The combined financial statements of U.S. Rentals, Inc. include the accounts of the Predecessor and USR Leasing Company, a special purpose entity under common control. All intercompany accounts and transactions are eliminated in combination.

   FINANCIAL STATEMENT PRESENTATION

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   PRO FORMA AMOUNTS

   The pro forma amounts presented on the combined balance sheets reflect the transfer of all of the operating assets and associated liabilities to U.S. Rentals as discussed above and the recognition of a deferred tax liability of $5,541,000 related to federal and state income taxes as if the Predecessor had been taxed as a C corporation rather than an S corporation since inception. A pro forma provision for income taxes has been presented on the combined statement of operations as if the Company had been taxed as a C corporation rather than an S corporation for all periods presented.

   INTERIM FINANCIAL DATA (UNAUDITED)

   The Combined Balance Sheet as of September 30, 1996 and the Combined Statements of Operations and of Cash Flows for the nine-month periods ended September 30, 1995 and 1996 have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations,

                       U.S. RENTALS, INC. (Predecessor)
   in accordance with generally accepted accounting principles. All data disclosed in the Notes to the Combined Financial Statements at such dates and for such periods is unaudited.

   RENTAL REVENUE

   Rental revenue is recognized upon the earliest occurrence of either the return of the equipment or the end of one month's rental term.

   RENTAL EQUIPMENT

   Rental equipment is recorded at cost. Depreciation for rental equipment acquired prior to January 1, 1996 is computed using the straight-line method over an estimated five-year useful life with no salvage value. Rental equipment acquired subsequent to January 1, 1996 is depreciated using the straight-line method over an estimated seven-year useful life, after giving effect to an estimated salvage value of 10%. Included in purchases of rental equipment are the costs of minor equipment which are fully depreciated in the month of acquisition. Accumulated depreciation on rental equipment was $107,003,000, $136,573,000, and $156,047,000 at December 31, 1994 and 1995
   and September 30, 1996, respectively.

   Ordinary maintenance and repair costs are charged to operations as incurred. When rental equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts. Proceeds from the disposal and the related net book value of the equipment are recognized in the period of disposal and reported as revenue from rental equipment sales and cost of equipment sales in the statement of operations.

   PROPERTY AND EQUIPMENT

   Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   The estimated useful lives for property and equipment range from 10 to 39 years for buildings, 1 to 8 years for vehicles, delivery and yard equipment, and 5 to 10 years for fixtures and leasehold improvements.

   Ordinary maintenance and repairs costs are charged to operations as incurred. When property and equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gains or losses are included in results of operations.

   ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

   On January 1, 1996, the Predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the assets' carrying amounts exceed the undiscounted cash flows estimated to be generated by those assets. SFAS No. 121 also requires impairment losses to be recorded when the carrying amount of long-lived assets that are expected to be disposed of, exceed their fair values, net of disposal costs. Adoption of SFAS No. 121 did not have a material impact on the Predecessor's financial position at September 30, 1996 or results of operations for the period then ended.

                       U.S. RENTALS, INC. (Predecessor)

   INVENTORIES

   The Predecessor's inventories primarily consist of items such as hand tools and accessories held for resale. Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

   SELF-INSURANCE

   The Predecessor is self-insured for general liability, workers' compensation and group medical insurance claims up to specified per claim and aggregate amounts. Self-insurance costs are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

   EARNINGS PER SHARE

   Historical earnings per share data have not been presented due to the planned change in capital structure as previously described.

   FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amounts reported in the combined balance sheets for trade accounts receivable, accounts payable and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair value of notes receivable and notes payable is determined using current interest rates for similar instruments as of December 31, 1995 and approximates the carrying value of these notes due to the fact that the underlying instruments include provisions to adjust note balances and interest rates to approximate fair market value.

   CONCENTRATION OF CREDIT RISK

   Financial instruments that potentially subject the Predecessor to significant concentrations of credit risk consist primarily of trade accounts receivable from construction and industrial customers. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and the Predecessor's geographic dispersion. The Predecessor performs credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Predecessor maintains an allowance for doubtful accounts on its receivables based upon expected collectibility. Allowance for doubtful accounts was $5,201,000, $6,166,000 and $10,397,000 at December 31, 1994 and 1995 and September 30,
   1996, respectively.

   ADVERTISING COSTS

   The Company advertises primarily through trade journals and the media. Advertising costs are expensed as incurred.

   INCOME TAXES

   The Predecessor has elected S corporation status under the U.S. Internal Revenue Code. Pursuant to this election (and similar elections in California and certain other states), the Predecessor's income, deductions, and credits are reported on the income tax return of the Predecessor's stockholder for federal purposes and, accordingly, no provision for federal income taxes has been made.

                       U.S. RENTALS, INC. (Predecessor)

   California assesses a corporate level income tax on S corporations and certain states in which the Company does business do not recognize S corporation status. Therefore, the Company remains subject to, and has made provision for, taxes in those states.

   Because of certain transactions discussed under Planned Offering, historical results of operations, including income taxes, is not, in all cases, indicative of future results. The unaudited pro forma income tax provision is computed using the asset and liability method under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

2. NOTES RECEIVABLE FROM AFFILIATE

   Interest on notes receivable from affiliate is due quarterly at the rate of 13.5%. Annual principal payments of $100,000 are due through December 31, 2013 and the remaining unpaid principal balance is due on December 31, 2014. The Company earned interest income from the affiliate of $3,268,000, $3,324,000, $3,343,000, $2,500,000 and $2,515,000 for each of the three years in the period ended December 31, 1995, and for the nine-month periods then ended September 30, 1995 and 1996, respectively. The notes provide for positive or negative annual adjustments of principal based on the change in the Consumer Price Index, limited to certain percentages of the affiliated entity's cumulative net income from December 31, 1984. The accompanying financial statements include principal adjustments in notes receivable and other income in the amounts of $534,000, $243,000, $220,000, $165,000 and
   $402,000 for each of the three years in the period ended December 31, 1995, and for the nine-month periods ended September 30, 1995 and 1996, respectively.

3. PROPERTY AND EQUIPMENT

   Property and equipment, net, consists of the following (in thousands):

                                                 December 31,
                                        ------------------------------    September 30,
                                            1994             1995             1996
                                        -------------   --------------    -------------
                                                                           (unaudited)

   Land................................     $  7,707         $  8,233         $ 13,442
   Buildings...........................        6,265            9,736           11,786
   Vehicles and delivery equipment.....       16,088           20,111           26,228
   Yard equipment......................        2,376            2,660            2,883
   Furniture and fixtures..............        3,105            3,826            4,401
   Leaseholds..........................        4,934            5,672            7,718
                                            --------         --------         --------
                                              40,475           50,238           66,458
   Less accumulated depreciation.......      (19,559)         (23,868)         (27,954)
                                            --------         --------         --------
                                            $ 20,916         $ 26,370         $ 38,504
                                            ========         ========         ========

                       U.S. RENTALS, INC. (Predecessor)

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

   Accounts payable and other liabilities consist of the following (in thousands):

                                                                   December 31,
                                                              --------------------   September 30,
                                                                1994         1995         1996
                                                              -------      -------   -------------
                                                                                      (unaudited)
    Trade payables and other accruals....................     $25,473      $36,556       $36,487
    Profit sharing accrual...............................       7,249        8,945         4,624
    Self-insurance reserve...............................      12,101       10,910        13,295
                                                              -------      -------       ------
                                                              $44,823      $56,411       $54,406
                                                              =======      =======       =======

5.  NOTES PAYABLE

    Notes payable consist of the following (in thousands):

                                                                   December 31,
                                                               ---------------------     September 30,
                                                                  1994       1995            1996
                                                               ----------  ---------     -------------
                                                                                          (unaudited)
    Notes payable to related parties:

    Subordinated note payable to The Colburn School
    of Performing Arts, interest payable quarterly at
    prime rate plus 5%, due in 2013 and 2014
    (13.5% at December 31, 1995)...........................     $20,000      $20,000       $20,000

    Demand notes payable to related parties, interest
    at various rates tied to the Predecessor's average
    bank borrowing rate. Interest rates ranged from
    8.45% to 10.5% at December 31, 1995....................       3,852        3,884         3,965
                                                                -------      -------       -------
                                                                 23,852       23,884        23,965
                                                                -------      -------       -------

                       U.S. RENTALS, INC. (Predecessor)

5. NOTES PAYABLE (CONTINUED)

   Notes payable, other:

   Senior notes payable to various parties, interest
   payable semi-annually ranging from 6.82% to 7.76%,
   due 1999 to 2002.........................................        -       50,000        90,000

   Revolving line of credit, interest payable monthly
   at reference rate plus .125% (8.5% at
   December 31, 1995).......................................        -        3,900             -

   Revolving line of credit, interest payable monthly
   at money market rate (6.375% at December 31, 1995).......   55,900       23,000        58,000

   Notes payable to a bank, interest and principal
   payable monthly at rates ranging from 5.74% to
   9.51% due 1997...........................................    3,499        4,162         3,543

   Notes payable related to the purchase of certain
   businesses, imputed interest averaging 7%, due
   through 1999.............................................    1,500          750           500
                                                              -------     --------      --------
                                                               60,899       81,812       152,043
                                                              -------     --------      --------
                                                              $84,751     $105,696      $176,008
                                                              =======     ========      ========

   The Predecessor's agreement with the bank provides for a secured line of credit of $110,000,000 maturing no later than October 31, 1997. The bank and senior note agreements include restrictions as to limitations upon certain ratios of liabilities to net worth and upon the minimum net worth of the Predecessor. The Predecessor is in compliance with covenants in all agreements. Substantially all rental equipment, property and equipment, and notes and accounts receivable of the Predecessor are pledged as collateral for the bank line of credit, senior notes, demand notes, and notes related to purchases of certain businesses. The Predecessor pays a commitment fee of 0.125% on the unused portion of the outstanding line of credit balance less outstanding letters of credit calculated quarterly based on the average daily balance.

   The Predecessor incurred interest expense of $1,275,000, $2,899,000, $4,078,000, $3,378,000, and $2,306,000 on borrowings from related parties for each of the three years in the period ended December 31, 1995 and for the nine-month periods ended September 30, 1995 and 1996, respectively.

   Cash paid for interest was $1,871,000, $4,535,000, $7,340,000, $5,692,000 and
   $7,760,000 for each of the three years in the period ended December 31, 1995 and for the nine-month periods ended September 30, 1995 and 1996, respectively.

   Maturities of debt are as follows at December 31, 1995 (in thousands):

                         1996.............................   $ 53,275
                         1997.............................      1,516
                         1998.............................        805
                         1999.............................     10,100
                         2000.............................     10,000
                         Thereafter.......................     30,000
                                                             --------
                                                             $105,696
                                                             ========

6. INCOME TAXES

   The income tax provision is comprised of current state income tax expense of $405,000, $499,000, $468,000, $379,000 and $316,000 for each of the three years in the period ended December 31, 1995 and for the nine-month periods ended September 30, 1995 and 1996, respectively. Deferred taxes for such periods have been immaterial.

                       U.S. RENTALS, INC. (Predecessor)

   Cash payments of state income taxes made by the Predecessor were $575,000, $353,000, $597,000, $184,000 and $107,000 for each of the three years in the period ended December 31, 1995 and for the nine-month periods ended September 30, 1995 and 1996, respectively.

   The unaudited pro forma provision for income taxes included in the accompanying combined statements of operations shows the results as if the Predecessor had always been subject to income taxes as a C corporation.

   The unaudited pro forma provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate of 35% to income before income taxes as a result of the following (in thousands):

                                            Year ended December 31,
                                           --------------------------
                                            1993      1994      1995
                                           -------   -------   ------
   Federal income taxes..................    35.0%     35.0%    35.0%
   State income taxes, net of federal
    benefit..............................     5.5%      5.3%     5.3%
   Other.................................      .6%       .7%      .8%
                                             -----     -----    -----
                                             41.1%     41.0%    41.1%
                                             =====     =====    =====

   Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

   Pro forma deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Predecessor's assets and liabilities. Pro forma deferred tax assets (liabilities) are as follows (in thousands):

                                                            September 30,
                                                                1996
                                                            -------------
                                                             (unaudited)
         Self-insurance reserves......................        $  5,329
         Compensation related accruals................           1,288
         Allowances for doubtful accounts.............           2,772
         State income taxes...........................           1,014
         Others, net..................................             965
                                                              --------
                                                                11,368
         Depreciation.................................         (16,909)
                                                              --------
                                                              $ (5,541)
                                                              ========

                       U.S. RENTALS, INC. (Predecessor)

7. COMMITMENTS AND CONTINGENCIES

   OPERATING LEASES

   The Predecessor leases certain facilities under operating leases which contain renewal options and provide for periodic cost of living adjustments. Rental expense was $2,986,000, $3,160,000, $3,365,000, $2,481,000 and
   $2,687,000 for each of the three years in the period ended December 31, 1995 and for the nine-month periods ended September 30, 1995 and 1996, respectively.

   Future minimum rental commitments as of December 31, 1995 under noncancelable operating leases are (in thousands):

       1996.......................    $ 6,941
       1997.......................      5,179
       1998.......................      2,122
       1999.......................      1,789
       2000.......................      1,059
       Thereafter.................      1,238
                                      -------
                                      $18,328
                                      =======

   LEGAL MATTERS

   The Predecessor is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Predecessor has adequate legal defense, reserves or insurance coverage with respect to these matters so that the ultimate resolution will have no material adverse effect on the Predecessor's financial position, results of operations or cash flows. The Predecessor has accrued $8,247,000, $7,730,000 and $9,384,000 at December 31, 1994 and 1995 and September 30, 1996,
   respectively, to cover the uninsured portion of possible costs arising from these pending claims and other potential unasserted claims.

   ENVIRONMENTAL MATTERS

   The Predecessor and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Predecessor incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Predecessor does not believe that such removal and remediation will have a material adverse effect on the Predecessor's financial position or results of operations.

                       U.S. RENTALS, INC. (Predecessor)

8. EMPLOYEE BENEFIT PLANS

   The Predecessor sponsors a defined contribution 401(k) retirement plan (the
   Plan) which is subject to the provisions of ERISA. Under the plan, which was implemented in 1994, the Predecessor matches a minimum of 50% of the participants' contributions up to a specified amount as determined by the Board of Directors. Predecessor contributions to the plan were $533,000 and $246,000 for each of the two years in the period ended December 31, 1995, and $68,000 for the nine-months ended September 30, 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of U.S. Rentals, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of U.S. Rentals, Inc., a Delaware corporation, at September 30, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the management of U.S. Rentals, Inc.; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Sacramento, California
December 6, 1996

                       U.S. RENTALS, INC. (the Company)
                                 BALANCE SHEET

                                                            September 30,
                                                                1996
                                                                ----
ASSETS
Total assets...............................................   $     --
                                                              ========

LIABILITIES AND STOCKHOLDER'S EQUITY

Total liabilities..........................................   $     --
                                                              --------


Stockholder's equity:
  Preferred stock, $.01 par value; no shares authorized,
  no shares issued or outstanding..........................         --

  Common stock, $.01 par value; 1,000 shares authorized,
  no shares issued or outstanding..........................         --

  Paid-in capital..........................................         --
                                                              --------


Total stockholder's equity.................................         --
                                                              --------

Total liabilities and stockholder's equity.................   $     --
                                                              ========

                            See accompanying note.

                       U.S. RENTALS, INC. (the Company)

                             NOTE TO BALANCE SHEET
                           As of September 30, 1996

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION

   U.S. Rentals, Inc. (the "Company") is a Delaware Corporation and primarily involved in the short-term rental of general purpose construction equipment, and to a lesser extent, selling complementary parts, merchandise, new and used equipment to commercial and residential construction companies, industrial enterprises, homeowners and other customers. At September 30, 1996, the Company owned 77 equipment rental yards located in 10 states across the western and southern regions of the United States.

   The Company was incorporated in 1987 in anticipation of a reorganization of certain entities under common control. The reorganization will be undertaken in connection with the planned offerings of Common Stock.

   The balance sheet should be read in conjunction with the historical Combined Financial Statements of U.S. Rentals, Inc. (the "Predecessor") included elsewhere in this registration statement.

   FINANCIAL STATEMENT PRESENTATION

   The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

   INCOME TAXES

   Income taxes are computed using the asset and liability method under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

   STOCK-BASED COMPENSATION

   The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation effective January 1, 1996. SFAS No. 123 becomes effective during 1996. The Company will measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and net income per share as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

                       U.S. RENTALS, INC. (THE COMPANY)
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
                           AS OF SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                       Pro Forma
                                                                                                                        for the
                                                              Pro Forma                                                 Offering
                                                             Adjustments            Pro Forma           Pro Forma       Related
                                                           for the Offering          for the           Adjustments    Transactions
                                      The         The           Related          Offering Related         for the        and the
                                    Company    Predecessor    Transactions         Transactions          Offerings      Offerings
                                    -------    ----------- ----------------      ----------------      -----------    ------------
ASSETS
Cash............................... $     -      $  3,766       $      -            $  3,766            $  13,191  (e)    $ 16,957
Accounts receivable, net...........                39,401                             39,401                                39,401
Notes receivable from
 affiliate.........................       -        25,212        (25,212)   (a)            -                    -                -
Notes receivables, other...........       -           848           (652)   (a)          196                    -              196
Inventories........................       -         4,278                              4,278                                 4,278
Rental equipment, net..............       -       203,913              -             203,913                    -          203,913
Property and equipment, net........       -        38,504              -              38,504                    -           38,504
Prepaid expenses and other
 assets............................       -         5,468         (3,194)   (a)        2,274                    -            2,274
                                    -------      --------       --------            --------            ---------         --------
Total assets....................... $     -      $321,390       $(29,058)           $292,332            $  13,191         $305,523
                                    =======      ========       ========            ========            =========         ========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
  Accounts payable and other
    liabilities.................... $     -      $ 54,406       $ (2,153)   (a)     $ 52,253            $       -         $ 52,253
  Notes payable to related
    parties........................       -        23,965        (23,965)   (a)            -                    -                -
  Notes payable, other.............       -       152,043              -             152,043             (151,543) (e)         500
  Deferred taxes...................       -             -          5,541    (b)        5,541                    -            5,541
                                    -------      --------       --------            --------            ---------         --------
Total liabilities..................       -       230,414        (20,577)            209,837             (151,543)          58,294
                                    -------      --------       --------            --------            ---------         --------
Stockholder's equity
  Common stock of Predecessor......       -           699           (699)   (a)            -                    -                -
  Preferred stock, par value $.01
    per share; no shares authorized
    or outstanding.................       -             -              -                   -                    -                -
  Common stock; par value $.01
    per share; 1,000 shares
    authorized and none
    outstanding....................       -             -              -
  Paid-in capital..................       -        13,186         74,850    (d)       88,036              168,000  (f)     256,036
  Retained earnings................       -        77,091         (2,241)   (a)       (5,541)              (3,266) (g)      (8,807)
                                                                                           -                    -                -
                                                                 (74,850)   (d)            -                    -                -
                                                                  (5,541)   (b)            -                    -                -
                                    -------      --------       --------            --------            ---------         --------
Total stockholder's equity.........       -        90,976         (8,481)             82,495              164,734          247,229
                                    -------      --------       --------            --------            ---------         --------
Total liabilities and
 stockholder's equity.............  $     -      $321,390       $(29,058)           $292,332            $  13,191         $305,523
                                    =======      ========       ========            ========            =========         ========

                            See accompanying notes.

                       U.S. RENTALS, INC. (THE COMPANY)
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                        Pro Forma
                                                                                                                         for the
                                                                  Pro Forma                                              Offering
                                                                 Adjustments               Pro Forma       Pro Forma     Related
                                                              for the Offering              for the       Adjustments  Transactions
                                      The         The             Related              Offering Related     for the      and the
                                    Company   Predecessor       Transactions              Transactions      Offerings    Offerings
                                    -------   -----------     ----------------         ----------------   ------------  -----------
Revenues:
  Rental revenue.................   $     -      $214,849           $      -                $214,849          $    -     $214,849
  Rental equipment sales.........         -        10,832                  -                  10,832               -       10,832
  Merchandise and new
   equipment sales...............         -        17,166                  -                  17,166               -       17,166
                                    -------      --------           --------                --------          ------     --------
Total revenues...................         -       242,847                  -                 242,847               -      242,847
                                    -------      --------           --------                --------          ------     --------

Cost of Revenues:
  Rental equipment expense.......         -        51,370                  -                  51,370               -       51,370
  Rental equipment depreciation..         -        43,885                  -                  43,885               -       43,885
  Cost of rental equipment sales.         -         4,693                  -                   4,693               -        4,693
  Cost of merchandise and new
    equipment sales..............         -        11,418                  -                  11,418               -       11,418
  Direct operating expense.......         -        56,506                  -                  56,506               -       56,506
                                    -------      --------           --------                --------          ------     --------
Total cost of revenues...........         -       167,872                  -                 167,872               -      167,872
                                    -------      --------           --------                --------          ------     --------
Gross profit.....................         -        74,975                  -                  74,975               -       74,975

Selling, general and
 administrative expense..........         -        31,440                  -                  31,440            (675) (j)  30,765
Non-rental depreciation..........         -         5,513                  -                   5,513                        5,513
                                    -------      --------           --------                --------          ------     --------
Operating income.................         -        38,022                                     38,022             675       38,697
Other income (expense), net......         -        (1,620)              (220)  (c)            (1,840)                      (1,840)
Interest income..................         -         3,566             (3,400)  (c)               166                          166
Interest expense.................         -        (8,876)             4,078   (c)            (4,798)          4,759  (i)     (39)
                                    -------      --------           --------                --------          ------     --------
Income before income taxes.......         -        31,092                458                  31,550           5,434       36,984
Income taxes.....................         -           468             12,467   (h)            12,935           2,228  (i)  15,163
                                    -------      --------           --------                --------          ------     --------
Net income.......................   $     -      $ 30,624           $(12,009)               $ 18,615          $3,206     $ 21,821
                                    =======      ========           ========                ========          ======     ========
Net income per share.............                                                                                        $      -
                                                                                                                         ========
Weighted average common
 shares outstanding..............                                                                                               -
                                                                                                                         ========

                            See accompanying notes.

                        U.S. RENTALS, INC. (THE COMPANY)
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                 FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 1996
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                                                                        Pro Forma
                                                               Pro Forma                                            for the Offering
                                                              Adjustments        Pro Forma       Pro Forma               Related
                                                            for the Offering      for the       Adjustments           Transactions
                                      The         The           Related      Offering Related     for the                and the
                                    Company   Predecessor    Transactions      Transactions      Offerings              Offerings
                                    -------   -----------   ---------------- -----------------  -----------         ----------------
Revenues:
 Rental revenue................     $  -         $183,233      $   -              $183,233       $    -                   $183,233
 Rental equipment sales........        -           16,165          -                16,165            -                     16,165
 Merchandise and new
  equipment sales..............        -           17,064          -                17,064            -                     17,064
                                    -------      --------      -------            --------       ------                   --------
Total revenues.................        -          216,462          -               216,462            -                    216,462
                                    -------      --------      -------            --------       ------                   --------

Cost of Revenues:
 Rental equipment expense......        -           45,708          -                45,708            -                     45,708
 Rental equipment depreciation.        -           41,054          -                41,054            -                     41,054
 Cost of rental equipment sales        -            6,785          -                 6,785            -                      6,785
 Cost of merchandise and new
  equipment sales..............        -           12,418          -                12,418            -                     12,418
 Direct operating expense......        -           52,699          -                52,699            -                     52,699
                                    -------      --------      -------            --------       ------                   --------
Total cost of revenues.........        -          158,664          -               158,664            -                    158,664
                                    -------      --------      -------            --------       ------                   --------

Gross profit...................        -           57,798          -                57,798            -                     57,798

Selling, general and
 administrative expense........        -           24,086          -                24,086         (458)   (j)              23,628
Non-rental depreciation........        -            5,386          -                 5,386           -                       5,386
                                    -------      --------      -------            --------       ------                   --------

Operating income...............        -           28,326          -                28,326          458                     28,784
Other income (expense), net....        -              342         (402)      (c)       (60)          -                         (60)
Interest income................        -            2,570       (2,570)      (c)       -             -                         -
Interest expense...............        -           (8,286)       2,306       (c)    (5,980)       5,941    (i)                 (39)
                                    -------      --------      -------            --------       ------                   --------
Income before income taxes.....        -           22,952         (666)             22,286        6,399                     28,685
Income taxes...................        -              316        8,685       (h)     9,001        2,585    (i)              11,586
                                    -------      --------      -------            --------       ------                   --------

Net income.....................     $  -         $ 22,636      $(9,351)            $13,285       $3,814                   $ 17,099
                                    =======      ========      =======            ========       ======                   ========

Net income per share...........                                                                                           $    -
                                                                                                                          ========
Weighted average common
shares outstanding.............                                                                                                -
                                                                                                                          ========

                            See accompanying notes.

                       U.S. RENTALS, INC. (THE COMPANY)
                         NOTES TO UNAUDITED PRO FORMA
             COMBINED BALANCE SHEETS AND STATEMENTS OF OPERATIONS


1. Basis of Presentation

   Prior to the initial public offerings (the "Offering"), U.S. Rentals, Inc. (the "Predecessor") will transfer all of its operating assets and associated liabilities to U.S. Rentals, Inc. (the "Company"), a Delaware corporation, in exchange for all of the outstanding shares of common stock of the Company. In addition, prior to the Offerings, USR Leasing Company ("USRL"), a special purpose entity, will be merged into the Predecessor. Because the Predecessor and USRL are under common control, the merger will be accounted for as pooling of interests.

   The unaudited pro forma financial data reflects the offering related transactions and the Offerings as if such transactions had been completed as of September 30, 1996 for pro forma combined balance sheet data purposes and as of January 1, 1995 for pro forma combined statement of operations data purposes. These data do not necessarily reflect the results of operations or financial position of the Company that would have resulted had such transactions actually been consummated as of such dates. Also, these data are not necessarily indicative of the future results of operations or future financial position of the Company.

2. PRO FORMA ADJUSTMENTS

   Offering related transactions

  a) Reflects the planned transfer of all operating assets and associated liabilities of the Predecessor to the Company in exchange for all the outstanding Common Stock of the Company.

  b) Reflects the recognition of a deferred tax liability relating to federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception.

  c) Reflects the pro forma effect on interest expense, interest income and other income from the planned transfer of all operating assets and associated liabilities of the Predecessor to the Company.

  d) Reflects the reclassification of retained earnings of the Predecessor to paid-in capital of the Company in connection with the transfer of all operating assets and associated liabilities of the Predecessor in exchange for all the outstanding Common Stock of the Company.

  Offerings

  e) Reflects the retirement of debt as described in i) below with a portion of the proceeds from the Offerings.

  f) Reflects the net proceeds to the Company from the Offerings less the retirement of debt as described below in h).

                       U.S. RENTALS, INC. (THE COMPANY)
                         NOTES TO UNAUDITED PRO FORMA
             COMBINED BALANCE SHEETS AND STATEMENTS OF OPERATIONS

  g) Reflects the pro forma effect on retained earnings of the penalty associated with early repayment of senior notes.

  h) Adjustment to record the pro forma C corporation tax provision, including effects of adjustments from (c) above.

  i) Reflects the pro forma effect on interest expense and the related tax effect of retiring debt with a portion of the net proceeds from the Offerings. Such debt includes bank borrowings under a credit and security agreement, senior notes payable and other notes payable.

  j) Reflects the pro forma effect on selling, general and administrative expense related to the termination of deferred incentive compensation agreements with certain employees. Such compensation agreements are intended to be replaced with stock options which will be granted at fair value resulting in no compensation expense to the Company.

3. PRO FORMA NET INCOME PER SHARE

   Pro forma per share data is computed based on _________________ shares of Common Stock outstanding and Common Stock equivalents after giving effect to the Offering Related Transactions and the Offerings and options granted to executive officers of the Company to purchase _____________ shares of Common Stock.

================================================================================
     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                _______________

                               TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
Prospectus Summary.....................................................
Risk Factors...........................................................
Offering Related Transactions..........................................
Use of Proceeds........................................................
Dividend Policy........................................................
Dilution...............................................................
Capitalization.........................................................
Selected Financial Data................................................
Management's Discussion and Analysis of Financial Condition
 and Results of Operations.............................................
Business...............................................................
Management.............................................................
Certain Transactions...................................................
Principal Stockholders.................................................
Description of Capital Stock...........................................
Shares Eligible for Future Sale........................................
Underwriting...........................................................
Legal Matters..........................................................
Experts................................................................
Available Information..................................................
Index to Financial Statements..........................................

                         ____________________________

  Until _____, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

================================================================================


================================================================================




                               __________ Shares



                           [U.S. RENTALS, INC. LOGO]



                                 Common Stock



                                ______________

                                  PROSPECTUS
                                ______________



                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION



                              MERRILL LYNCH & CO.



                             SALOMON BROTHERS INC



                                         , 1997

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

                 SUBJECT TO COMPLETION, DATED DECEMBER 13, 1996
PROSPECTUS
       , 1997
                              ____________ SHARES

                           [U.S. RENTALS, INC. LOGO]
                                 COMMON STOCK

     All of the _______ shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by U.S. Rentals, Inc. ("U.S. Rentals" or the "Company"). Of the ______ shares of Common Stock offered by the Company, _______ shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and _______ shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

     Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $_____ and $_____ per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "USR."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                                       PRICE      UNDERWRITING      PROCEEDS
                                       TO THE    DISCOUNTS AND       TO THE
                                       PUBLIC    COMMISSIONS(1)    COMPANY(2)
-------------------------------------------------------------------------------
Per Share..........................       $        $                  $
Total(3)...........................     $        $                  $
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several U.S. Underwriters and International Managers (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting expenses payable by the Company, estimated at
     $___________.
(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to ____________ additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and
     Proceeds to the Company will be $            , $             and $
     , respectively.  See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share certificates will be made in New York, New York, on or about ____________, 1997.

     DONALDSON, LUFKIN & JENRETTE
           SECURITIES CORPORATION
                       MERRILL LYNCH INTERNATIONAL
                                    SALOMON BROTHERS INTERNATIONAL LIMITED

               [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a general summary of certain United States federal income and estate tax consequences of the ownership, sale or other disposition of Common Stock by a person (a "non-U.S. holder") that, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address all aspects of United States federal income and estate taxes that may be relevant to non-U.S. holders in light of their particular facts and circumstances or to certain types of non-U.S. holders that may be subject to special treatment under United States federal income tax laws (for example, individual non-U.S. holders who are former citizens or former long-term residents of the United States, insurance companies, tax exempt organizations, financial institutions or broker-dealers). Furthermore, this summary does not discuss any aspects of foreign, state or local taxation. This summary is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.

DIVIDENDS

     Dividends paid to a non-U.S. holder of Common Stock will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States. To claim the benefit of an applicable tax treaty rate, a non-U.S. holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

     Dividends that are effectively connected with such holder's conduct of a trade or business in the United States are generally subject to tax on a net income basis (that is, after allowance for applicable deductions) at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate on such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary). Under the current interpretation of United States Treasury regulations, the same presumption applies for purposes of determining the applicability of a tax treaty rate; however, under proposed United States Treasury regulations not currently in effect, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

     A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States tax withholding pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on the disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of a non-U.S. holder in the United States, and if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder,
(ii) in the case of a non-U.S. holder who is a nonresident alien individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and either (a) such

               [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

individual's "tax home" for United States federal income tax purposes is in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iii) if the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the five-year period ending on the date of the disposition or, if shorter, the period during which the non-U.S. holder held the Common Stock and the non-U.S. holder holds, actually or constructively, at any time during the applicable period, more than 5% of the Common Stock. Although the Company owns some real estate assets, it is not now and does not expect in the foreseeable future to be a United States real property holding corporation for United States federal tax purposes.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by a holder who is neither a United States citizen nor a United States resident (as specially defined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     United States backup withholding (which generally is imposed at a 31% rate) generally will not apply to (i) the payment of dividends paid on Common Stock to a non-U.S. holder at an address outside the United States or (ii) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a foreign broker. In the case of the payment of proceeds from such a sale of Common Stock through foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. The payment of the proceeds of a sale of shares of Common Stock to or through a U.S. office of a broker is subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     The United States Treasury has recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. For instance, the proposed regulations would, among other changes, eliminate the presumption under current regulations with respect to dividends paid to addresses outside the United States. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

    THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY.
ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

               [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

================================================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                _______________

                               TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----
Prospectus Summary.....................................................
Risk Factors...........................................................
Offering Related Transactions..........................................
Use of Proceeds........................................................
Dividend Policy........................................................
Dilution...............................................................
Capitalization.........................................................
Selected Financial Data................................................
Management's Discussion and Analysis of Financial Condition
 and Results of Operations.............................................
Business...............................................................
Management.............................................................
Certain Transactions...................................................
Principal Stockholders.................................................
Description of Capital Stock...........................................
Shares Eligible for Future Sale........................................
Certain United States Federal Tax Consequences to Non-United
 States Holders of Common Stock........................................
Underwriting...........................................................
Legal Matters..........................................................
Experts................................................................
Available Information..................................................
Index to Financial Statements
                           ________________________

  Until _____, 1997 (25 days after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

================================================================================


================================================================================


                               __________ Shares



                           [U.S. RENTALS, INC. LOGO]



                                 Common Stock



                                ______________

                                  PROSPECTUS
                                ______________



                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION



                          MERRILL LYNCH INTERNATIONAL



                    SALOMON BROTHERS INTERNATIONAL LIMITED



                                     , 1997


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

  Securities and Exchange Commission registration fee            $62,728
  NASD filing fee                                                 21,200
  NYSE listing fee
  Accounting fees and expenses                                         *
  Legal fees and expenses                                              *
  Blue Sky qualification fees and expenses                             *
  Printing and engraving expenses                                      *
  Transfer agent and registrar fees                                    *
  D&O Insurance                                                        *
  Miscellaneous                                                        *
                                                                 -------


          Total                                                  $     *
                                                                 =======

___________

*  To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of such person's capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that the Board of Directors or the stockholders of the Company wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

     The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Immediately prior to the closing of the Offerings, in connection with a reorganization of the Company, the Company intends to issue an aggregate of ______________ shares of the Company's Common Stock to the Principal Stockholder. See "Offering Related Transactions." The Company intends to issue the shares without registration under the Securities Act, in reliance upon the exemption provided by Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  EXHIBITS.

Exhibit Number      Description of Exhibit
--------------      ----------------------

    1.1*       Form of Underwriting Agreement
    3.1*       Restated Certificate of Incorporation of the Company
    3.2*       Bylaws of the Company
    4.1*       Specimen Common Stock certificate
    5.1*       Opinion of O'Melveny & Myers LLP
   10.1*       Form of Indemnification Agreement between the Company and each of its executive officers and directors
   10.2*       Form of Agreement Regarding Pre-Offering Taxes
   10.3*       Form of Registration Rights Agreement
   10.4*       1997 Performance Award Plan
   10.5*       Form of Employment Agreement
   10.6        Second Amended and Restated Credit Agreement
   10.7        Privately Placed Note Agreement
   10.8*       Security Agreement
   10.9*       Form of Intercreditor Agreement
   10.10       Schedule to Forms of Note Agreement and Intercreditor Agreement
   23.1        Consent of Price Waterhouse LLP
   23.3*       Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
   24.1        Power of Attorney (contained on page II-4)
   27.1        Financial Data Schedule

--------------------
*To be filed by amendment

(b)  FINANCIAL STATEMENT SCHEDULES

     All schedules are omitted because they are not required, are not applicable, or the information is included in the Financial Statements or notes thereto.

ITEM 17.  UNDERTAKINGS

          (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

          (c)  The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

               (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Modesto, State of California, on December 13, 1996.


                                         U.S. RENTALS, INC.


                                         By: /s/ John S. McKinney
                                            ---------------------------
                                                   John S. McKinney
                                               Chief Financial Officer



                               POWER OF ATTORNEY

          We, the undersigned directors and officers of U.S. Rentals, Inc. hereby constitute and appoint Richard D. Colburn, William F. Berry, John S. McKinney, and Bernard E. Lyons or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, that said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the SEC, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registraton Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we hereby ratify and confirm all that the said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                      Title                       Date
         ---------                      -----                       ----


/s/ Richard D. Colburn        Chairman of the Board          December 13, 1996
--------------------------
    Richard D. Colburn

/s/ William F. Berry          President, Chief Executive     December 13, 1996
--------------------------    Officer and Director
    William F. Berry

/s/ John S. McKinney          Vice President - Finance,      December 13, 1996
--------------------------    Chief Financial Officer, and
    John S. McKinney          Director (chief financial
                              officer and principal
                              accounting officer)

/s/ Bernard E. Lyons          Director                       December 13, 1996
--------------------------
    Bernard E. Lyons